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04045737

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REGISTRANT'S NAME Sumitomo Metals Industries

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NOV 0 1 2004

THOMSON FINANCIAL

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FILE NO. 82- 3507 FISCAL YEAR 3-31-04

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2004 OCT -8 A 8:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
3-31-04

Annual Report 2004

Year ended March 31, 2004

Onward, Upward

SUMITOMO METALS

Profile

Sumitomo Metal Industries, Ltd. is an integrated steelmaker, with annual production of 13 million tons of crude steel in the fiscal year ended March 31, 2004. The Company supplies a wide variety of high-quality steel sheet products that meet the specific needs of its customers, especially for automotive and electrical machinery applications.

In the area of pipes and tubes, including seamless pipes used for such purposes as oil or natural gas drilling, and large-diameter welded pipes for pipelines, the Company has the world's top-class technology. Also, the Company is an exclusive supplier of wheels and axles for trains in Japan, and a top supplier of almost every other type of component used in the manufacture of trains. The Company has earned the solid trust of customers in Japan and around the world, because its high-quality products are backed by strong product development and production technology, and because its unique customer service features innovative systems like a "Quality Patrol Group" for steel sheets.

The Company is also helping society to recycle waste through the development and commercialization of its gasification and melting system.

Currently, the Company is implementing structural reforms and building a foundation for growth based on its Medium-Term Business Plan, including the construction of a new blast furnace at its Kashima Steel Works, a joint venture with the China Steel Corporation (CSC) Group to handle upstream processes at the Company's Wakayama Steel Works, and capital tie-ups with Nippon Steel Corporation and Kobe Steel, Ltd.

Contents

Consolidated Financial Highlights 1
Message from the President 2
Special Feature
- Expansion in China 6
- Environment-related Business 8

Individual Strategies
- Steel Sheet, Plate, Titanium & Structural Steel Company 10
- Pipe & Tube Company 14
- Railway, Automotive & Machinery Parts Company 16
- Engineering Company 18
- Sumitomo Metals (Kokura), Ltd. 20
- Sumitomo Metals (Naoetsu), Ltd. 21

R&D and Intellectual Capital Management 22
Sustainable Development 25
- Governance 26
- Board of Directors 28
- Organization 29
- Safety & Health Management System 30
- Environmental Management 31
- Corporate Citizenship 32

Financial Section 33
Principal Subsidiaries and Associated Companies 59
Corporate Data 60
Investor Information 61

The business performance predictions and future forecasts included in this annual report are based on information that was available at the time of publishing as interpreted by Sumitomo Metals. It contains uncertainties and latent risk. For these reasons, the reader must understand that there is a possibility that changes in a variety of factors may result in large differences between the future forecasts here and actual business results.

The financial settlement data listed in this annual report pertains to the fiscal year 2004 (from April 1, 2003 to March 31, 2004) and the previous fiscal years. Other information listed is the most recent information at the time this annual report was prepared.

"Sumitomo Metals" and "SMI" are common names referring to Sumitomo Metal Industries, Ltd.

Consolidated Financial Highlights

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	2004	2003	2004/2003	2004
	Millions of yen		change(%)	Thousands of U.S. dollars
Operating Results (for the year):				
Net sales	**¥ 1,120,856**	¥ 1,224,634	-8.5%	**$ 10,605,126**
Operating profit	**93,042**	69,828	33.2	**880,328**
Income before income taxes	**39,902**	33,278	19.9	**377,534**
Net income	**30,792**	17,076	80.3	**291,346**
Financial Position (at year-end):				
Total assets	**¥ 2,001,728**	¥ 2,122,371	-5.7%	**$ 18,939,614**
Total shareholders' equity	**376,037**	328,754	14.4	**3,557,923**
	Yen			U.S. dollars
Per Share Data:				
Net income	**¥ 6.42**	¥ 4.36	47.2%	**$ 0.06**
Cash dividends	**1.50**	1.50	0.0	**0.01**
Shareholders' equity	**78.28**	68.78	13.8	**0.74**
Index:				
Return on assets (ROA)	**4.5%**	3.1%		

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2004 of ¥105.69= U.S.$1, solely for convenience.
Return on assets is calculated using the following formula: ROA = Operating profit/total assets ×100.

Net Sales
(¥ billion)


1,500
1,200
900
600
300
0
00
01
02
03
04

Operating Profit
(¥ billion)


100
80
60
40
20
0
00
01
02
03
04

Net Income (Loss)
(¥ billion)


40
30
20
10
0
(100)
(140)
(150)
00
01
02
03
04



Message from the President

In September of 2004, the "blow-in" at the new blast furnace at our Kashima Steel Works will take place. This event will reinforce the backbone of our business and herald an important turning point in the reforms that we have been vigorously promoting.

As the Japanese steel industry languishes in a slump arising from structural problems, Sumitomo Metals has been carrying out a Medium-Term Business Plan that calls for drastic reforms in production systems and in our financial position. These reforms have progressed even beyond our initial expectations. As a result of our "select and focus" streamlining of business endeavors in the fiscal year ended March 31, 2004, consolidated sales declined 8.5% to 1,120.8 billion yen. However, consolidated recurring profit increased 66.3% to 68.7 billion yen, marking the second consecutive year of double-digit increase. In addition, we posted consolidated net profit of 30.7 billion yen, up 80.3% from the previous year. All in all, we were able to bounce back from being in the red two years ago to achieve a sizeable increase in profits. But our real achievement this fiscal period was not so much the better numbers on our financial statements as the fact that we steadily accomplished structural changes aimed at making Sumitomo Metals a highly profitable company. We made good progress toward implementing our intended reforms and are steadily building a corporate base to support new growth, marked by the construction of the new blast furnace at Kashima Steel Works and the restructuring of Wakayama Steel Works.

Outline of our Medium-Term Business Plan

Creating a Foundation for Growth

The Medium-Term Business Plan that we drew up in November 2002 focuses on how we can build a business foundation that will give us the best conditions for achieving sustainable growth in a business environment marked by global-level consolidation and reorganization of both the steel industry and its customers, and by gradual decline in domestic demand as Japanese steel-consuming industries shift their production bases overseas.

The Plan's specific goals are to build a foundation for comprehensively resolving a variety of long-standing issues, such as the discrepancy in production capacities between upstream and downstream processes, and the chronic low-utilization of capacity at our Wakayama Steel Works, and to lead the company onto a new growth track.

Pursuing Full-Capacity System of Operation

Until recent years, the steel industry had always added equipment to keep pace with increasing demand. But the result of this practice inevitably led to lower equipment utilization rates during periods of decreased demand. The basic thinking behind our Medium-Term Business Plan starts with an awareness that to establish a highly profitable corporate structure we need to fix this fundamental problem, so that we always operate our existing production equipment at full capacity.

We believe that the best course for the Company at this time is to increase profits by cutting costs through a stable, full-capacity system of operation.

Adding Strength to Strength

While we knew that our Kashima Steel Works was already among the strongest in the world in terms of both productivity and quality, we wanted to make it stronger than ever because we know that it is the strong that survive. This is why we decided to build a new blast furnace at our Kashima Steel Works. Meanwhile, at our Wakayama Steel Works, the main thrust of our reforms is increasing the already high capacity utilization of very efficient upstream process equipment. This is possible thanks to the world's first upstream-process business model based on joint operation by overseas partners.

A Structure that Allows Maximum Cash Flow from Leaner Assets

The goals we set in our Medium-Term Business Plan were: 1) Restructure the steel business and enhance its competitiveness, and 2) Strengthen our financial position. Specifically, our strategy is to maximize cash flow by making efficient use of leaner assets.

To achieve goal number one, "Restructure the steel business and enhance its competitiveness," we will maximize production efficiency at our two major steel works bases. We are building a new blast furnace at Kashima Steel Works, and will close the hot strip mill and tandem cold strip mill at Wakayama Steel Works, to concentrate mass production of steel sheets at Kashima. This will establish a full production framework at Kashima Steel Works encompassing every process from upstream to downstream, with annual production capacity of 8 million tons.

At the same time, at Wakayama Steel Works, we have started a joint venture with China Steel Corporation (CSC) and Sumitomo Corporation to handle the upstream production processes between the blast furnace and the steelmaking plant. We also have concluded a long-term contract with the CSC Group to supply 1.8 million tons of slabs per year. The downstream processes will consist solely of high-end steel sheet and seamless pipe manufacturing. This will establish full-capacity operations for both upstream and downstream processes.

Furthermore, through various cooperative efforts with Nippon Steel Corporation and Kobe Steel, Ltd., including consolidation of stainless steel operations and a contract to supply Kashima Steel Works with hot rolled steel sheets when Kashima's capacity runs short, we will continue to build efficient production systems that transcend conventional corporate boundaries. We will also further cooperate among steel works in the areas of logistics and other operations.

We will enhance competitiveness by establishing full-capacity operations, and achieve a structure that is suitable for maximizing cash flow for the group as a whole through the "select and focus" method of streamlining businesses.

To achieve goal number two, "Strengthen our financial position," we will reduce our balance of consolidated debt to 1 trillion yen or less by reviewing our business domains and concentrating management resources in the steel business. We will accomplish this by selling off non-productive assets, including real estate and marketable securities, and by reducing inventory assets. By doing so, we aim to raise our return on assets to 5% and the equity ratio to 22% by the end of the Medium-Term Business Plan.

Business Results for the Fiscal Year Ended March 2004

Reform: Past to Present

As you can see from the above, Sumitomo Metals is steadily and rapidly implementing its Medium-Term Business Plan. In addition to the effects of this plan, we are also reaping the rewards of a variety of other reforms that we began to push forward even earlier, including product quality improvements and enhanced cost competitiveness. We believe these efforts also helped us to realize good results this fis-






cal year.

To improve product quality, we invested 80 billion yen in 1997 to build a mill for manufacturing high-grade, medium-size seamless pipes and tubes at our Wakayama Steel Works. It has since become the core mill of our Pipe & Tube Company, which boasts top-class technology by world standards, and was recognized this fiscal year with the Okochi Memorial Production Prize, one of the most prestigious awards that a business involved in manufacturing can hope to receive.

In 1999, we invested 50 billion yen in Wakayama Steel Works to build a new steelmaking plant for high-purity steel, and in 2001, we spent 19 billion yen on our Kashima Steel Works to improve overall efficiency of steelmaking. This involved linking the processes of steelmaking and rolling directly, which resulted in improved logistics and product quality.

All such investments have helped to boost Sumitomo Metals' product-development and build its brand strength. The results are evident in the impressive number of awards we received this fiscal year, including the rare feat in our industry of being honored with three awards in the same year from Toyota Motor Corporation: the Award for Quality Performance "Superior," for our achievement of a flawless record for steel deliveries for three consecutive years, the Award for Technology & Development, and the Award for Mass Engineering for our success at weight saving. Other evidence of our customers' appreciation for our products included commendations from Suzuki Motor Corporation and Yamaha Motor Co., Ltd., as well as the "Best Quality" Award we received from Fuji Heavy Industries Ltd.

We believe the good results we achieved this fiscal year reflect the reforms we have continued to pursue on a company-wide basis, the investments we have made under the banner of our Customer-Come-First philosophy, the research and development that supports our high value-added products, and the outstanding technology that underlies our products.

Strengthening Our Financial Position One Year Ahead of Schedule; Structural Reforms Progressing According to Plan

Sumitomo Metals' key achievement in the fiscal year ended March 2004 was the improvement of our corporate balance sheet, which, as of the end of March 2002, had outstanding debt of 1,648.7 billion yen on a consolidated basis. Needless to say, one of our top priorities became the prompt reduction of this amount. By the end of March 2004, we were able to slash outstanding debt to 1,171.2 billion yen, so although our target was to cut debt to 990.0 billion yen by the end of March 2006, it now looks entirely possible that we will achieve this one year early, by the end of March 2005.

Meanwhile, structural reform of our production systems is proceeding on schedule at Kashima Steel Works with the start-up of the new blast furnace in September 2004 and preparations to take over the mass production of steel sheets, which is being discontinued at Wakayama Steel Works.

In the area of strategic alliances, too, we entered into mutual investment with Nippon Steel Corporation and Kobe Steel, Ltd. early in 2003, thereby preparing the ground to achieve even greater efficiency and stability in our respective businesses and production systems while preserving Sumitomo Metals' independence in sales and R&D.

Furthermore, in October 2003, together with Nippon Steel Corporation, we established Nippon Steel & Sumikin Stainless Steel Corporation, with Sumitomo Metals holding a 20% stake. The reorganization of our stainless steel business and review of our manufacturing systems helped us realize greater profitability.

Consolidated Operating Results for the Fiscal Year Ended March 2004

This fiscal year, thanks to the recovery in private-sector capital investment in Japan as exports to China and other Asian countries continued to expand, Japan's nationwide production of crude steel reached 110.98 million tons, exceeding the previous-year level by 1.19 million tons. Another factor supporting our favorable performance in the fiscal year ended March 2004 was the business environment, which took a turn for the better as, one by one, the reform measures we had already instituted began to bear fruit.

On a consolidated basis, net sales declined 8.5% to 1,120.8 billion yen. This decline, however, was partly due to the fact that our stainless steel business is now accounted for using the equity method as a result of consolidation with that of Nippon Steel Corporation, as well as to the fact that we sold off Kokura Enterprise Co., Ltd. At the same time, operating profit increased 33.2% to 93.0 billion yen and the ratio of operating profit to sales grew by 2.6 points to 8.3%. Net income increased by 80.3% to 30.7 billion yen, and ROA climbed to 4.5%, not far from the goal of 5% called for in our Medium-Term Business Plan for the end of March 2006. And, as mentioned above, the reduction of our outstanding debt has been progressing faster than expected, so that the balance stood at 1,171.2 billion yen as of the end of this fiscal year.

Beyond 2005

Setting the Stage for Growth

Despite some temporary lulls, Chinese demand for steel is expected to be solid in the future. Sumitomo Metals and the Sumitomo Metals Group have thus made some clear moves to get into position to profit from this trend. This fiscal year, Sumitomo Metals continued to develop its business in China, including existing projects, through seven of its companies. We established Huizhou Sumikin Forging Co., Ltd. to make forged crankshafts, while our subsidiary company, Sumitomo Pipe & Tube Co., Ltd., established Sumitomo Pipe & Tube (Guangzhou) Automotive Parts Co., Ltd. to manufacture pipes and tubes for automotive use. Also, Sumitomo Metals (Kokura), Ltd. and Hong Kong's CITIC Pacific Ltd. decided to form a joint venture that will produce special steel bars for automotive use.

Aiming for Sustainable Growth with a Tough Corporate Constitution

Aiming for Sustainable Growth

Whenever we think about sustainable development and increasing shareholder value, we always come back to Sumitomo's operational rules: "Above all things, steadiness and reliability are of the greatest importance for the prosperity and stability of the organization.

Any action to make speculative profit is strictly forbidden; business is to be expanded or curtailed as necessary, taking into consideration changes in the times and the business perspective."



In order for our company to continuously increase shareholder value in the long term, it is essential that we keep creating new value for society, and, in doing so, become a company that is needed by society. This cannot be accomplished with a business strategy formulated from a short-term point of view. It can only be realized through strategies, decisions and actions aimed at increasing value for all stakeholders and fulfilling our corporate responsibilities from a comprehensive point of view that always considers society, the economy and the environment.

We have taken a variety of measures to increase transparency and trust, to strengthen the corporate governance of the Sumitomo Metals Group as a whole, and to fulfill our responsibility to be accountable. We intend to continue to fulfill our social responsibilities as we realize a tough corporate constitution and seek sustainable growth.

One Thing that Doesn't Change Amid Reform: Our Customer-Come-First Philosophy

As the business environment becomes harsher and we aggressively pursue reform in line with our Medium-Term Business Plan, there is one thing about our company that does not change. That is the "Customer-Come-First Philosophy" tradition that has sustained the company throughout its long history.

The various investments we have made as part of our efforts to be reputed "Number One" by our customers along with our idea of building the company on a foundation of technology have born fruit in the form of competitiveness and a variety of successes arising from research and development. In addition, the unique systems of service that we have fostered have also resulted in high praise from our customers.

We make our Customer-Come-First philosophy our top priority, as it is this very tradition that is the source of our brand strength. We believe that it is our most important guide, and the core of the comprehensive strength that allows us to expand shareholder value.

July 1, 2004

H. Shimozuma

President and Chief Executive Officer
Hiroshi Shimozuma

Expansion in China

The Chinese economy has been growing rapidly in recent years, and we expect that it will continue to be solid into the future. Sumitomo Metals has been moving into China in order to position ourselves to benefit from this growth in the mid- and long-term. Starting with the automotive field, where demand is expected to expand, we have been moving primarily into sectors where it is difficult for domestic Chinese suppliers to meet demand, for example in such fields as construction materials, energy and information technology.

The Automotive Market

In the Chinese automotive market, demand for high quality, high added-value products is now growing rapidly. Sumitomo Metals has responded to this trend by starting production on the Chinese mainland and forming technical tie-ups with major Chinese companies.

Bringing Our Crankshaft Forging Business to China Puts Sumitomo Metals in Sight of Goal:Global 10

Huizhou Sumikin Forging Co., Ltd.

Sumitomo Metals brought its crankshaft business into China by founding Huizhou Sumikin Forging Co., Ltd. as a joint venture with Sumitomo Corporation in Huizhou, Guangdong Province. From autumn of 2004, we will begin supplying 800,000 crankshafts per year to mainly Japanese automakers operating in China. Since we already produce 3 million crankshafts per year in Japan and 1.2 million in the United States, this will give us a tri-polar global production system amounting to 5 million units per year and put us within sight of our goal of claiming 10% of the world market for crankshafts.

Established: July 2003
Capital: 1.7 billion yen
Total investment: About 2.0 billion yen
Share ownership: Sumitomo Metal Industries 85%,
Sumitomo Corporation 15%
Number of employees: About 100

Addition of China Gives Sumitomo Metals a Five-Nation Worldwide System for Automotive Pipes and Tubes

Sumitomo Pipe & Tube (Guangzhou) Automotive Parts Co., Ltd.

In November 2003, Sumitomo Pipe & Tube Co., Ltd. a consolidated subsidiary of Sumitomo Metals, teamed up with Sumitomo Corporation to found Sumitomo Pipe & Tube (Guangzhou) Automotive Parts Co., Ltd. in order to meet the needs of Japanese-affiliated automakers. The joint venture will start operation in the autumn of 2004, primarily producing stainless steel pipes for car exhaust systems, as well as various kinds of electric-resistance-welded steel pipes. The Sumitomo Metals Group already has steel pipe operations for automobiles and motorcycles in the United States, Thailand and Vietnam. With the addition of a base in China, the group's production system will be enhanced so that it consists of six bases in five countries around the world.

Established: November 2003
Capital: 600 million yen
Total investment: 880 million yen
Share ownership: Sumitomo Pipe & Tube 60%,
Sumitomo Corporation 40%
Number of employees: About 100

Technical Cooperation on High Quality Special Steel Bars Develops into Joint Venture

In March 2004, Sumitomo Metals (Kokura), Ltd. and CITIC Pacific Ltd. (Hong Kong), the parent company of Jiangyin Xing Cheng Special Steel Works Co.,Ltd (Jiangyin Xing Cheng), agreed to form a joint venture in Jiangyin City, Jiangsu Province, that will manufacture and sell high quality, special steel bars with production capacity of around 1 million tons per year. Sumitomo Metals (Kokura) and Jiangyin Xing Cheng concluded a technical collaboration agreement in October 2002, and have continued their technical exchange. Jiangyin Xing Cheng is a major manufacturer of specialized steel, and China's largest producer of high standard bearing steel. We plan to be ready for an anticipated surge in Chinese demand for specialized steel by establishing supply systems for high quality special steel bars in cooperation with Jiangyin Xing Cheng.

Anticipated establishment: Autumn 2004
(production to begin at the end of 2005)
Capital: About 5.7 billion yen
Total investment: About 17.2 billion yen
Share ownership: Sumitomo Metals (Kokura) 49%,
CITIC Pacific Ltd. 51%

Other Markets

Sumitomo Metals also has operations in China in non-automotive fields such as construction materials, energy and information technology.

Promoting the Differentiation of Lightweight Welded H Beams by Developing the Chinese Market for Steel-Framed Housing

Shanghai Datong Steel Structures Co., Ltd.

In 1995, Sumitomo Metals established Shanghai Datong Steel Structures Co., Ltd. in Shanghai, China, where it manufactures and distributes lightweight welded H beams. From the beginning, Sumitomo Metals provided technical guidance to the company and also supported the development of Chinese demand for steel structures through such activities as creating a design handbook as well as holding architectural design seminars in many parts of China. In recent years, sales of products for nonresidential construction use have increased greatly along with the popularity of steel-framed construction in China.

Since 2003, we have participated in a joint project with Tongji University in Shanghai to draw up China's first structural guideline for steel-framed housing using lightweight welded H beams. This project is helping to develop demand so as to make the most of this product's special properties.

Established: February 1995
Capital: US 7 million dollars
Share ownership: Sumitomo Metal Industries 16%,
Sumikin Bussan Corporation 7%,
Sumitomo Corporation 7%, Nomura Trading Co. 7%,
Shanghai Baosteel Business Development Co. 39%,
Other shareholders 25%
Number of employees: 66

Participating in Global-scale Energy Projects: the West-East Gas Pipeline Project

Baoji-SMI Petroleum Steel Pipe Corporation

Demand for energy-related steel tubular products has been surging in China. In December 2000, Sumitomo Metals responded by joining forces with Baoji Petroleum Steel Pipe & Tube Works, a member of China's largest energy development company, the CNPC Group, to establish an energy-related steel pipe manufacturing company called Baoji-SMI Petroleum Steel Pipe Corporation. Baoji-SMI Petroleum Steel Pipe Corporation has the support of the municipal government of Baoji City, the site of a major western inland development project that has been deemed a national priority. This joint venture is participating in the West-East Gas Pipeline Project and other national-level energy projects.

Established: December 2000
Capital: 334 million yuan
Share ownership: Sumitomo Metal Industries 25%,
Sumitomo Corporation 12%,
Baoji Petroleum Steel Pipe & Tube Works 63%
Number of employees: 307

Advancing to the Area Where Japanese IT Companies are Concentrated as Demand for Digital Equipment Expands

Suzhou SMI Electronics Co., Ltd.

Sumitomo Metal (SMI) Electronics Devices Inc., which controls about one third of the world market for multilayer ceramic packages used in mobile phones and other digital devices, established Suzhou SMI Electronics Co., Ltd. in an industrial development zone where Japanese companies are located. Suzhou SMI Electronics began making ceramic packages used in quartz oscillators and transmitters in February 2003. With this move into China, we now are equipped to handle the initial processes in manufacturing the packages in Japan and Penang, Malaysia, and handling the final processes in China. The operation, however, is already at full capacity. While our initial plan was to produce 13 million units per month, we have been making large increases in production volume on an ongoing basis.

Established: June 2002
Capital: US 1.21 million dollars
Share ownership: Sumitomo Metal (SMI) Electronics Devices Inc. 100%
Number of employees: 270

Moving into China with Top Share in Printed Circuit Board Assemblies for Liquid Crystal and Plasma Display Panels

SVA-Sumikin Micro Devices Co., Ltd.

Sumitomo Metal Micro Devices, Inc., (SMMD) which is a leading independent manufacturers of printed circuit board assemblies (PCBAs) for liquid crystal and plasma display panels, has established a joint venture in the Shanghai region with major Chinese electronics manufacturer SVA Electron Co., Ltd. as part of SMMD's strategy vis-à-vis PCBAs for flat panel displays, a market that has been growing by 20% yearly. The new venture will offer turnkey solutions, from design to manufacture, in order to respond quickly to the needs of customers in the electronics industry, where change occurs at a ferocious pace. SVA-Sumikin Micro is to start production in October 2004, and aims to achieve 5.0 billion yen in sales by the fiscal year ending March 2006.

Established: May 2004
Capital: 1.8 billion yen
Share ownership: Sumitomo Metal Micro Devices, Inc.70%,
SVA Electron Co. 30%
Number of employees: 600 (planned for 2005)

Environment-related Business

Sumitomo Metals is taking technology that originated from its steel operations and applying it to the development of an advanced recycling business that contributes to the foundation of sustainable society

From Disposal of Industrial Waste to Advanced Recycling Full-scale Startup of Gasification and Smelting System



Between the summer and early fall of 2004, Kashima Steel Works and our Group's Kyoei Steel Ltd. Yamaguchi Plant will start operating gasification and smelting systems, inaugurating an exciting new era for the Sumitomo Metals Group's recycling business for the environment.

This system makes it possible to cleanly recycle a variety of types of industrial waste by recovering high quality slag and gasified fuel for use in power generation without producing dioxin. While Sumitomo Metals has already supplied one of these recycling furnace systems to a local government authority for operation at a plant run by the Tosu and West Miyaki Environmental Facility Association, the two furnaces mentioned above will be the first to be operated by units of our own corporate group. For the time being, the main material to be recycled will be plastic industrial waste. With Japan's Automobile Recycling Law set to take full effect in January 2005, we are also looking into processing dust from automobile shredders. Annual processing capacity will start out at 30,000 tons at both Kashima and Kyoei.

The Sumitomo Metals Group's goal is to recycle an annual total of 250,000 tons of various types of dust and plastic scrap in the fiscal year ending March 2008.

Rendering Medical Waste Harmless; MESSCUD System Can Properly Handle Infectious Medical Waste

Kyoei Steel's Yamaguchi Plant has developed a MESSCUD (medical scrapped material safety custody dispose) system that uses an electric steel-making furnace to achieve the complete sterilization of medical waste. Medical waste such as used syringe needles may contain microbes that can cause infectious diseases, and illegal disposal of such waste can invite grave damage to society. Under Kyoei's MESSCUD system, medical waste is transported in sealed containers that are cast directly into the electric furnace, where the extremely high heat (2,000 degrees Celsius) completely sterilizes the waste. The combustible parts of the waste are burned in the furnace, and the noncombustible parts are discharged as molten slag that can be put to effective use as roadbed or filler material.

Some 20 years have passed since we began this business, and we have earned a high degree of trust from many medical institutions for handling every step of the disposal process and achieving complete sterilization and full recycling.

Currently we have a collection network that covers every part of Japan except Hokkaido and Okinawa. In addition to medical waste, we handle many other types of industrial waste, and have reached a processing capacity of 160 tons per day.

Chuo Denki Kogyo Co., Ltd. Applies Electric Furnace Technology Used for Producing Manganese Ferroalloy to the Recycling and Intermediate Disposal of Incinerator Ash and Other Waste

Sumitomo Metals Group member Chuo Denki Kogyo Co. has applied electric furnace technology used for producing manganese ferroalloy to the development of a system for smelting and solidifying incinerator ash, and now operates a business that recycles noncombustible waste. Toxic substances in industrial or household waste composed of cinders, sludge, metal shavings, soot, or asbestos waste can cause soil contamination if such waste is simply buried. Focusing our attention on these types of noncombustible waste, we began a recycling operation to receive ash generated from the incineration of general household by municipalities primarily in Ibaraki Prefecture, smelt, solidify and detoxify it to recycle it into usable materials such as aggregate for roadbeds. In June 2002, we also began a waste disposal business whereby we process industrial waste, special industrial waste and contaminated soil.

Currently, this business uses two electric furnaces that produce manganese ferroalloys, and one electric furnace dedicated to waste disposal. With the addition of a second dedicated furnace in September, total processing capacity for the four furnaces will amount to about 60,000 tons per year.

Types of Waste Processed

Household waste	incinerator ashes and soot, crusher remains, noncombustible residue, residue from incinerated human waste, sludge
Industrial waste	debris, glass or ceramic fragments, metal fragments, sludge (inorganic only), slag, cinders, soot
Hazardous industrial waste	sludge (inorganic only), slag, cinders, soot, asbestos waste scrap, etc.
Contaminated soil	Dioxin-tainted soil, etc., removed from landfills

Sumitomo Metals' Advanced Recycling Business Uses Our Unique "Smelting Reduction Kiln"

Sumitomo Metals has started a recycling business that uses a "Smelting Reduction Kiln" for recycling industrial waste. Currently we use it to process plastic waste. The "Smelting Reduction Kiln" is a recycling device that Sumitomo Metals developed jointly with Sumitomo Heavy Industries, Ltd. to dispose of metal dust generated during our steel-making operations. Because the waste is processed at extremely high temperatures, dioxin is not generated. This results in clean recycling.



As corporations embrace recycling with zero emissions as their goal, one problem they face is the disposal of dust that is composed of more than one substance. Because the Smelting Reduction Kiln can decompose and reduce a wide variety of materials, it enables advance recycling without relying on landfills for the final phase of disposal. In the future, we will make use of this device's excellent features to develop a recycling business that handles all types of industrial waste.

Developing a Soil and Groundwater Contamination Analysis Business as a Designated Environmental Research Entity

Sumitomo Metal Technology Inc. took research and analysis technologies that were cultivated in the process of making steel, and used them to start a new business in the environmental field. In 1998 it began a soil and groundwater analysis business that has since expanded along with Japanese society's need for these services, for example with the enforcement of legal regulations aimed at fighting soil contamination. Sumitomo Metal Technology's soil and groundwater analysis services use state-of-the-art equipment to perform prompt, on-site measurements and high-quality laboratory analyses that accurately assess the level of contamination at a given site. The company already has an impressive track record of more than 500 cases. Thanks to its ties with a large number of general contractors, Sumitomo Metal Technology can propose and implement a purification solution based on the results of pollution analysis, and has earned a high degree of trust from its clients.

With the market for soil and groundwater pollution-related research currently being estimated at about 200 billion yen per year, this business is expected to continue to grow in the future.

Steel Sheet, Plate, Titanium & Structural Steel Company



Hiroshi Tomono
President of
Steel Sheet, Plate, Titanium &
Structural Steel Company

In the year ended March 2004, we made steady progress on the structural reforms specified in our Medium-Term Business Plan. Thanks partly to the steps we took toward improving steel materials prices, we achieved a 7% return on assets. Going forward, we will continue to implement reforms as planned and make full use of our streamlined assets so that we can achieve 10% ROA under normal conditions and maintain a 5% ROA even when demand is low.

Basic Strategies

- Establish a high-profit structure by always striving for full-capacity operation
- Focus on the depth of relationships with customers
- Develop products and technologies that make the most of our corporate strengths
- Enhance human resource assets
- Strengthen Group management

Full-Time, Full-Capacity Operation

Full-Time, Full-Capacity Operation: a Revolutionary Concept for a Process Industry

The restructuring measures in our Medium-Term Business Plan are aimed at establishing a high-profit structure with minimum vulnerability to the ups and downs of the surrounding economy. This is a revolutionary concept for a process industry, and in order to realize it, we will reform the production systems at our Wakayama and Kashima steel works in order to achieve full-time, full-capacity operation.



The major measures in our reform plan are: 1) consolidating the Wakayama and Kashima hot rolling mills at the end of March 2005, so that hot rolling operations remain only at Kashima, 2) blow-in of a new blast furnace at Kashima in September 2004, resulting in annual capacity of 8 million tons for both upstream and downstream processes, and 3) forming a joint venture with China Steel Corporation (CSC) in Taiwan and providing the CSC Group with a long-term, stable supply of 1.8 million tons of slabs a year as of April 2005. By enabling our facilities to operate at full capacity, we expect these measures to save us 12 billion yen a year, primarily in fixed costs, and to raise productivity (crude steel production per employee) by another 20% at the Steel Sheet, Plate, Titanium & Structural Steel Company although its productivity is already among the highest in the global steel industry.

Maximizing Earnings by Employing a New Concept: Earnings Per Hour

In order to maximize profits under the new, full-capacity operation, we will switch the scale we use for measuring productivity from "earnings per ton" to "earnings per hour." In the past, we measured earnings per ton of product, and aimed to maximize profits while running our facilities at less than 100% of capacity. Because our new system is based on the assumption that we operate at full-capacity, we will strive to maximize earnings per hour, which is a new concept in the steel industry.

We will start selecting the types and sizes of products that we make based on the amount of profit that each generates per operating hour, and optimize our product lineup in order to maximize profits.

■Maximizing profits through full-capacity operation


Managing earnings when capacity utilization is under 100%
Managing earnings at full-capacity operation
Earnings per hour
Optimization of product lineup
Earning per ton
Earnings per ton

Building Customer Value in Order to Boost Competitiveness

The things that make our full-capacity operation strategy viable are the strong relationships we have built with our customers and the Sumitomo Metals tradition of putting customers first. Regardless of how superior our materials may be, unless our products meet the needs of each individual customer, we cannot claim to be providing them with value. We discover our customers' true needs and provide steel materials that really fill those needs in a timely manner. Sometimes, we even offer our customers technologies for utilizing our products in order to cultivate products and grow together with our customers. This is what we mean when we say that what matters most is



the front lines where our customers put our products to work, and this type of thinking is supported by the Customer-Come-First philosophy that we instill in each of our employees.

Examples of the kinds of efforts that have won high praise from steel sheet customers include the Guest Engineer program and Quality Patrol Group. Under the Guest Engineer program, we dispatch engineers on long-term assignments to customers' factories. Our engineers participate in customers' pro-



duct development from the initial phases and provide all types of technical support, taking into account both the customer's perspective and our extensive knowledge of steel-making considerations. This program has earned us our customers' trust. Our Quality Patrol Group also pays regular visits to locations where customers actually use our products after delivery. These visits allow us to understand our customers' true needs and allow us to promptly suggest improvements. These are examples of the unique customer-support know-how that we have fostered over many years, and which has become the core of our competitive power. In 2005, we plan to double the number of Guest Engineers and increase the staff of the Quality Patrol Group by 40%.

Of course, our corporate resources are not infinite, so it would be difficult to meet every single demand of every customer who places an order with us. That is why we came up with the slogan, "Focus on the depth of relationships with customers."

This refers to our in-house campaign to increase the ratio of customers who use us as their No. 1 or No. 2 supplier, and to focus our efforts on addressing the needs of these special customers. In the fiscal year through March 2004, we were the No. 1 or No. 2 supplier for 80% of our customers, and we aim to increase this ratio to 90% by 2007.


Conventional Steel Sheet Business
The Steel Sheet Business We Aim to Build
Before-sales consulting
Material sales
After-sales support
Guest engineer program
Suggest technologies for using steel sheets
Before-sales consulting
Material sales
After-sales support
Provide solutions
Quality Patrol

Develop Products and Technologies Featuring Our Strengths

Naturally, this idea of focusing on the front lines where customers use our products also affects our strategies for product and technology development. For example, we are unique in that the largest portion of our researchers is engaged in developing technologies for application of our products. In fact, we plan to further increase the number of such researchers during the time covered by our Medium-Term Business Plan. Rather than trying to address every field of demand, we plan to zero in on those fields where we can take full advantage of our strengths, and invest our research and development resources in a concentrated way, in fields that hold promise for future growth.



Enhance Human Resource Assets

Improving Human Resource Assets Through the Use of Comprehensive Skills Simulation

Sumitomo Metals is well aware that one of the most important elements supporting our products' strong competitiveness and added value is the high degree of knowledge and skills possessed by the employees who work on our production lines. Therefore, as of the fiscal year ending March 2005, we began working on enhancing our human resource assets.

In order to evaluate our human resources in a comprehensive manner, we adopted a comprehensive skills simulation program that gives a quantitative picture of employees' skills. The company may suffer a quantitative and qualitative drop in overall skills when a large number of employees reach mandatory retirement age at once. Some of the steps we are taking to counter this trend are recruiting human resources from diverse pools that include retirees, providing education aimed at skill enhancement, and quickly preparing new hires for strategic positions. Through such measures, we intend to raise the overall skill levels at our various businesses and assign the most suitable employees to each position.



In addition, we intend to provide about 20% more opportunities for employees to receive training under our education and training curriculum. We aim to ensure that the company as a whole will thoroughly manage hiring, education, and evaluation processes, so that we can continuously increase the value of our human resources.



Strengthen Group Management



Our earning capacity has improved thanks to the structural reforms that we have already implemented, but in order to lock in this success, we need to bolster the competitiveness not only of our own affiliates, but of the Steel Sheet, Plate, Titanium & Structural Steel Company Group as a whole, even including outside companies that provide us with goods or services such as processing on commission. In June, we set up a special in-house team to offer this kind of support to Group companies. We have

■Transplanting know-how to Group companies


Discovering areas to streamline
IE
Capital investment
Parent company resources
Education
Business management Financial management
Equipment maintenance

begun to share management resources that we have cultivated in such areas as productivity, equipment maintenance, and software, in order to bring out the full potential of each Group company and raise the competitiveness of the Group as a whole.

Ensuring Stable Supplies of Raw Materials

A major challenge facing us is the tight supply of raw materials and the surge in raw materials costs that have confronted us since this fiscal year. Through long-term contracts, we have already secured stable supplies to cover 100% of our anticipated needs for iron ore and raw material shipping capacity. Coking coal suppliers are more dispersed, making it more difficult to secure steady supplies, but our supply contracts cover about 50% of the amount we expect to need in the long term. We have a big advantage in terms of obtaining stable supplies because we obtain more than 50% of the ferroalloys used in iron and steel-making processes from our own Group companies. In addition, our greatest strength is the fact that our sintered ore and coke manufacturing facilities have ample capacity, eliminating the need to procure expensive imported pellets and coke.

Going forward, we will continue to boost competitiveness through the development of cost-saving technologies, such as technology that allows us to utilize low-quality raw materials.

The Steel Sheet, Plate, Titanium & Structural Steel Company's growth has been supported by many people, including customers, shareholders, business partners, community members, and Group employees. Despite such risk factors as the raw materials problem, so far our business results promise to be as good as ever in the current fiscal year. We will always remember our gratitude toward all stakeholders as we work to fulfill our social responsibilities and operate a sound business.















Pipe & Tube Company



Tsutomu Ando
President of Pipe & Tube Company

Demand for high-grade steel pipes with superior strength and corrosion resistance has been increasing along with development of natural gas worldwide. As a steel pipe manufacturer that prides itself on using state-of-the-art technology, the Pipe & Tube Company provides cutting-edge solutions. We intend to further solidify our reputation as the most reliable supplier in the world, and to make substantial contributions to the global energy industry. We will continue to work as hard as we can to be rated "Number One" by our customers.

Basic Strategies

- Enhance technological development and production technology
- Focus on long-term contracts and relationships with major oil companies and leading boiler makers
- Expand pipe and tube business internationally
- Meet the robust demand of the Chinese market
- Further develop the Sumitomo Pipe & Tube Association
- Further improve cost competitiveness

Enhance Technological Development and Production Technology

Technologies used in the development of oil and gas fields, and electric power have been advancing day by day. As a result, the level of quality demanded of steel pipes and tubes has also been rising. As a supplier of pipes and tubes for a wide range of applications, we believe one of our important mission is to respond to this trend promptly and appropriately. By constantly developing products that directly address user needs, and by improving the technologies we utilize to make those products, we intend to distinguish ourselves from competitors and maintain our foundation for steady business operation.

Focus on Long-term Contracts and Relationships with Major Oil Companies and Leading Boiler Makers

Major oil companies are technological pioneers in the development of oil and gas resources, while leading boiler makers are pioneers of technologies used in electric power plant construction. The Pipe & Tube Company values its relationships with these clients. We hold regular meetings to discover their needs and to achieve technological advancements through mutual cooperation. By further expanding these relationships and maintaining stable business with important clients, we aim to secure a solid foundation for our business.

Expand Pipe and Tube Business Internationally

We already respond actively to the local needs of clients in many parts of the world, as can be seen from the map on page 15, and we will continue to seize opportunities for further business expansion. For example, this fall our affiliate, Sumitomo Pipe & Tube Co., Ltd., will start manufacturing pipes and tubes in Guangdong, China, to meet the needs of our clients in the automotive industry.



STI
PEXCO
Baoji-SMI Petroleum Steel Pipe Corporation
TSP
WTC
NPC
VAM-PTS
Sumitomo Pipe & Tube (Guangzhou) Automotive Parts Co., Ltd.
VSP

■ Affiliates of the Pipe & Tube Company
(See Principal Subsidiaries and Associated Companies on page 59.)

Meet the Robust Demand of the Chinese Market

With the Chinese economy growing at a dizzying pace, many industries are generating robust demand and require products with increasingly sophisticated qualities. These include casing and tubing used in the production of oil and gas, large-diameter welded steel pipes for oil and gas transportation, boiler tubes for power generators, and mechanical tubes and pipes for the automotive industry. In December 2000, Sumitomo Metals established Baoji-SMI Petroleum Steel Pipe Corporation, a joint venture with a subsidiary of China National Petroleum Corporation, or CNPC (China's biggest energy development company), to manufacture and sell products related to energy development. We see China as one of our most important markets. Not only do we export high-grade products there from Japan, but we also work to enhance our ability to respond to market demands from within China.

Further Develop the Sumitomo Pipe & Tube Association



Last year, our nationwide organization of authorized distributors, the Sumitomo Pipe & Tube Association, proudly celebrated its 50th anniversary. The association is not just a friendship organization for manufacturers, trading companies and authorized distributors; it has worked hard to improve operations, for example by making members' inventory information available online and by boosting the efficiency of delivery operations. In the association's second half-century, we will work to make it even more productive than it has been in the past.

Further Improve Cost Competitiveness

In terms of manufacturing processes, our company's greatest strength lies in the fact that we use an integrated production system that includes the steel making process to produce the high quality steel efficiently. This steel making facility is supported by the world-class technologies like the world's fastest blowing, and pre-processing of all molten iron. Also, we built an extremely efficient production line by directly connecting the continuous caster, medium-size seamless pipe and tube mill, and heat-treatment furnace. No one else in the world had ever done this before.



Armed with strengths like these, we aim to further reduce costs and increase competitiveness so that we can not only meet our customers' expectations, but also significantly enhance our earnings.

Railway, Automotive & Machinery Parts Company



Yasutaka Toya
President of
Railway, Automotive &
Machinery Parts Company

Our Railway, Automotive & Machinery Parts Company holds the top market share in Japan for almost all of the products that it offers in the fields of railway and automotive parts. We have continued to supply products of the highest quality, and to maintain a stable, high level of profitability. With overwhelming domestic market share as our foundation, we will focus on increasing overseas sales and cultivating new businesses as we aim to expand our business repertoire and earnings.

Basic Strategies

- Promote exportation of railway parts and crankshafts.
- Manufacture in China; advance into the Chinese market.
- Develop and foster new businesses in fields where we can utilize our core technologies.

Aim to increase exports of railway wheels to North America

The Railway, Automotive & Machinery Parts Company will actively work to expand sales of our high-quality forged-steel wheels by targeting the replacement wheel market in the U.S. Demand there is estimated at 1 million wheels annually, or ten times the reported size of the Japanese market.

The U.S. market for railway wheels consists overwhelmingly of freight train wheels. Cast-steel wheels still dominate the market, but in recent years, demand for forged-steel wheels has increased due to their superior strength and quality. This is good news for us, because our forged-steel wheels – which account for the largest chunk of the Japanese market by far – are known as the "cleanest wheels in the world." This reputation stems from a manufacturing system that integrates every step from the steelmaking blast furnace to forging and machine processing. As a result, our wheels contain very few impurities that can cause breakage, and orders are steadily increasing. In the fiscal year ended March 2004, orders increased 50% over the previous year to 50,000 wheels. We will actively work to enhance our sales structure with the aim of expanding orders to 70,000 wheels by the fiscal year ending March 2006.

Use the Taiwan High Speed Rail System as an opportunity to step up participation in overseas projects


Taipei Station
Taizhong Station
Gaoxiong Station

Construction of the Taiwan High Speed Rail System is chugging along toward its scheduled start of operation in October 2005. Our company succeeded in securing orders for all of the project's wheels, axles, gear units and couplers, as well as for 15% of all bogie trucks. Since Taiwan's first high-speed railway will travel the 345 kilometers between

Taipei and Kaohsiung in about 90 minutes, the project makes full use of technologies employed in Japan's famous high-speed railway, the Shinkansen. Our company's products captured the lion's share of Japan's Shinkansen market, and the track record of those products' safety and reliability is what led to the huge order for the Taiwanese railway project.

Using this reputation as our springboard, we plan to expand exports by actively participating in other overseas projects that make use of railway parts.

Aim for a 10% share of the global crankshaft market through our tri-polar production system encompassing Japan, the United States and China

The Railway, Automotive & Machinery Parts Company has set a goal of winning 10% of the global crankshaft market, so we are working on measures for expanding our market share. The starting point from which we will aim for this "Global 10" goal is a trilateral production system under which we plan total annual production of 5 million crankshafts at bases in Japan, the U.S. and China. We are currently working as hard as we can to establish this trilateral system and meet our objective.

As a first step, our company and Sumitomo Corporation jointly established Huizhou Sumikin Forging Co., Ltd. in July 2003, in Huizhou, Guangdong Province, to manufacture and sell forged crankshafts. The move anticipates a surge in demand for crankshafts in China, in light of the recent influx of Japanese automakers. Construction of a plant for Huizhou Sumikin Forging is currently underway, with operations scheduled for launch in November 2004. Annual production is projected at 800,000 crankshafts in 2007. Initially, the new venture will supply crankshafts to Japanese-affiliated automakers.

Meanwhile, in the United States, die-casting crankshafts have been the traditional favorite, but public awareness of the need to protect the environment has prompted a closer look at fuel efficiency. As engines become smaller and more powerful, demand is increasing for the forged crankshafts that are our specialty. We established International Crankshaft Inc. (ICI) in Kentucky in 1990, in order to advance into the North American market. ICI's two production lines currently run at full capacity, and we are considering expanding the plant's production capacity.



Through moves like these, we will be able to supply 5 million crankshafts per year in three parts of the world – Japan, the United States and China. We plan to make the most of our competitive advantages, including superior quality and low cost, as we work to achieve our "Global 10" goal.

Bolster our business base by establishing an integrated manufacturing/sales system for rolled steel



In December 2003, we took over the steel rolling business that had previously belonged to our Group's Kanto Special Steel Works, Ltd. We intend to combine our company's comprehensive capacity for sales, R&D, and manufacturing with the manufacturing technology that was cultivated by Kanto Special Steel and achieve new growth as we aim for our sales target of 4 billion yen.

Actively develop market for retarders through Europe-bound exports

Our company will begin exporting retarders to Europe in 2004. Retarders, also known as compression brakes, are supplementary brakes for large vehicles such as trucks and buses. Our retarder is the only one in the world that uses a permanent magnet to slow down a vehicle. Today, we have an 80% share of the market for retarders used in large trucks and buses in Japan. Demand has been growing here in recent years as a higher percentage of large vehicles have retarders installed for safety reasons. In Europe, demand for retarders for medium-sized trucks is picking up, and promises to increase in the future.



Our retarders are easy to install, even in after-market trucks. For this and other reasons, they are easy to distribute, even overseas. We are considering taking advantage of these desirable features by licensing production to local manufacturers.

Engineering Company

Eiji Sakuta
President of Engineering Company



The Engineering Company is building a solid foundation for restoring profitability by the fiscal year ending March 2006. The business environment contains both the challenges posed by declining construction starts and sluggish demand for recycling plants, and the opportunities offered by rising demand for natural gas as an energy source and greater need for renovation of water supply facilities. We aim to make energy-related engineering the driving force behind raising our return on assets to 5%.

Basic Strategies

Construction Engineering	■ Take full advantage of steel structure knowledge gained through steel manufacturing and concentrate on those fields where we are strongest.
Thermal Plant and Pipeline Engineering	■ Seize opportunities that arise as natural gas gains popularity and demand for our expert technology grows. ■ Actively use technical skills to meet increasing demand for renovation of water supply facilities.
Environment Regenerating & Plant Engineering	■ Secure more orders for designing gasification smelting furnaces and expand sales from processing of industrial waste.

Drastically Reduce Costs through Technological Alliance among Steel Bridge Manufacturers

Bridge construction is becoming less profitable due to reductions in public works budgets. To address this structural problem, we are working to improve productivity through a strategic technological alliance.

Recently, five other companies - Nippon Steel Corporation, Takigami Steel Construction Co., Japan Bridge Corporation, Topy Industries, Ltd., and Mitsui Engineering & Shipbuilding Co., Ltd. - have joined Sumitomo Metals in establishing the steel Bridge NET Study Group to study design and production technologies. We intend to achieve significant cost reductions through joint development of new bridge models and research into technologies that can improve productivity.

Develop Highly Original Products to Strengthen the Income Base for Our Construction Engineering Unit

Construction Engineering will focus on promoting sales of unique products that we have developed based on technologies for using steel.

One example is the Sandwich-type Composite slab that we developed for use in highway bridges. This product has won recognition in the industry because it is not only stronger than conventional products, but also more efficient both in terms of the construction process and in terms of cost. Bridge repairs have increased in recent years due to damage from larger vehicles and heavier traffic, so it is important that our Quick-Change Process, using Sandwich-type Composite slab, makes it possible to reduce repair time by 20-40% while at the same time providing greater durability.



We will also increase our efforts in the area of prefabricated components for factories, warehouses and shopping centers, as these areas offer the prospect of substantial growth as the economy recovers. We provide about 300 construction companies nationwide with modular components such as foundations, steel frames, roofing and exterior materials used in these various types of structures. Demand for these products has been rapidly growing thanks to their highly precise measurements and our vast product lineup. Our sales efforts are well connected with local needs at each of six sales bases across Japan: in Tokyo, Osaka, Hiroshima, Sendai, Nagoya and Fukuoka.

■Sandwich-type Composite slab


Sandwich-type Composite slab

Actively Respond to the Shift toward Natural Gas

The current rush of demand for pipeline construction and natural gas-handling facilities is a result of the trend toward heavier reliance on natural gas as a more environmentally friendly source of energy. We will contribute to the extension of natural-gas pipelines through our welding technology and nondestructive testing techniques, both of which are based on our world-class steel pipe manufacturing technology.

We have also developed natural gas-related facilities such as liquefied natural gas (LNG) receiving terminals, gas regulation equipment, and remote-monitoring equipment based on our exceptional pipeline engineering technology. Now that we have perfected our Invar alloy piping to the point that it shows almost no thermal expansion and contraction even in a harsh environment as cold as -164°C, we will aim to increase sales for use in LNG terminals both in Japan and around the world. Our application of Invar alloy technology to the LNG field earned us the Engineering Award from the Japan Welding Engineering Society in 2002, and the Science Technology Award from the High Pressure Institute of Japan in 2004.

Move to Meet Increasing Demand for Renovation of Water Supply Facilities

Now that the diffusion rate of waterworks in Japan hasNow that almost every community in Japan already has a public water supply system, the water supply industry is shifting from new construction to maintenance and renovation. We intend to actively meet this new demand by offering an enhanced lineup of products and services that includes materials for pipe-in-pipe (PIP) replacement of aging pipes underground, stainless steel linings for reservoirs at water treatment plants, and a range of inspection and diagnostic technologies for old pipes that are exposed to the elements, such as those in aqueducts.

Launch Three Gasification Smelting Furnaces and Start Full-Scale Waste Processing Operations at Affiliated Companies





In 2004, we are scheduled to start operating three shaft-type gasification smelting furnaces independently developed by Sumitomo Metals. One will come online in April, at the Tosu and West-Miyaki Environmental Facility Association in Saga Prefecture (pictured at right, top) for municipal solid waste, and in October, we will launch two for processing industrial waste: one at Kyoei Recycling Co., Ltd. in Yamaguchi Prefecture (pictured at right, below), and another at Kashima Steel Works.

Making the most of our gasification furnace'fs ability to process and completely clean all types of wastes, Kyoei Recycling Co., Ltd. and Kashima Steel Works will start a business of processing industrial waste.

Wastes that were traditionally difficult to process, such as plastic scrap, automotive shredder residue (ASR), asbestos, waste acids and alkalis, soil, incinerator ash, etc., can all be properly processed and recycled using our gasification and smelting furnace. It has won high praise as a multipurpose next-generation system.



For now we will focus on improving cost efficiency; in the future we will explore possibilities for developing a business of engineering this system for the environmental markets in China, Taiwan and other parts of Asia.

Sumitomo Metals (Kokura), Ltd.

By building a strong corporate culture, we will have a presence as a leading special steel manufacturer, trusted by our customers. The Kokura Brand will be synonymous with the best performance in the special steel industry.

Basic Strategies

- *Revitalize our product mix to turn high profits*
- Further enhance technological advancement and quality
- *Expand globally, proactively*
- Improve business foundation with a plan

Improve Profitability by Expanding the Line of High-Value-Added Products



As we proceed with a full-capacity operation at Sumitomo Metals (Kokura), we are also revitalizing our product mix to improve profitability. More of our products are increasingly high-value-added products, such as special steel bars for automobiles and construction machinery. We will continue to expand the types of high-value-added products we offer, mainly in our core business of automobile-related fields.

Proactively Develop Solution-Providing Products; Enhance Quality to a Competitive Advantage

To revitalize our product mix, we are working to develop solution-providing products and enhance quality competitiveness with the keywords: 1) lightweight (high-strength), 2) environmentally friendly (lead-free), and 3) reducing the customer's cost (eliminating a process step, etc.). In addition to the results we have already achieved through our joint work with Sumitomo Metals Corporate Research & Development Laboratories, such as the introduction of lead-free free-cutting steel, high-strength micro alloyed steel and other new products, we will continue to use the comprehensive strength of our Group by promoting joint developments with the Railway, Automotive & Machinery Parts Company and other affiliates. We will also take a companywide QCT (Quality Challenge Team) activities to further increase our competitiveness by the quality of our products.

Promote Business in the Global Market and Support Overseas Production by Japanese Companies

At Sumitomo Metals (Kokura), we intend to promote business in the global market and support Japanese companies as they bring production overseas. In China, where business growth is anticipated, we have fostered a technological relationship with Jiangyin Xing Cheng Special Steel Works Co., Ltd., the major special steel company in China, by concluding a technical collaboration agreement. In March 2004, we agreed to establish a joint-venture company with its parent company, CITIC Pacific Ltd. (Hong Kong), to manufacture and sell special steel bars at an annual production rate of 1 million tons, with plans to launch operations at the end of 2005. Meanwhile in Thailand, our affiliated company, Steel Processing (Thailand), which engages in the production and sales of cold heading quality steel wire and cold-finished steel bars, is considering increasing its production capacity to meet the growing demand in the ASEAN market.

In Europe and in America, we license our lead-free steel technology to the leading U.S. special steel company, The Timken Company, and have a technical collaboration agreement with the U.K. company, Corus Engineering Steels. At Indiana Precision Forge, our affiliate in the United States, we are working to enhance the cold forging business as a supply base for high-quality processed products.

Invest in Manufacturing Equipment Renovations, Reduce Manufacturing Costs, Train Staff and Share Technologies and Skills

Our strategies to prepare for the revitalization of our product mix include enhancing capacity for inspection of steel bars, improving the Stelmor line at the wire-rod mill to transfer some coil product manufacturing from the bar mill to the wire-rod mill, and enhancing the production line for semi-finished wire rods. In addition, as part of our AAA activities that aim to keep our equipment operating steadily, experienced workers at each division are sharing their invaluable information on technologies and skills gained through the years. We are also building up a solid human resource foundation, such as the adoption of a skill assessment system and the revamping of our training and education system. We are also moving steadily forward in the area of safety and disaster prevention, in the process becoming the first in the steel industry to be certified as a Certified Hazardous Material Self-Inspection Business Establishment in February 2003, and the first in the Kyushu region to acquire JISHA certification for Occupational Safety and Health Management System (OSHMS) in March 2004.

Sumitomo Metals (Naoetsu), Ltd.

Our priority is customer satisfaction. To realize it, we are focusing on becoming an integrated special stainless steel manufacturer that excels in technology development and offers highly competitive quality.

Basic Strategies

- *Expand sales of high-value-added products*
- Implement a sales price policy that reflects raw material costs, and a surcharge system
- *Commercialize newly developed products*
- Rationalize the manufacturing process, improve product quality
- Reduce fixed costs and promote human resources

Expand the Sales of High-Value-Added Products



At Sumitomo Metals (Naoetsu) we take advantage of our small-scale, flexible manufacturing system for various products. Such products include shaped steel, sheets and precision rolled products, which constitute the foundation of our sales. Our focus is on expanding sales of high-value-added products, such as building construction materials, information-technology home appliance parts, fuel cells and other distributed power supply parts, clad materials, titanium and high nickel containing alloy products.

Also, we are promoting collaborations with our customers to develop new high-value-added products to secure our earnings and contribute to society, and to differentiate ourselves from our competitors.

Taking advantage of the comprehensive technological resources of the Sumitomo Metals Corporate Research & Development Laboratories, we aim to speed up our development process and provide sophisticated customer services.

Implement a Sales Price Policy that Reflects Raw Material Costs, and a Surcharge System

This fiscal year, as the price of raw materials such as chrome and nickel surged, it was impossible to absorb all these hikes by raising product prices. About 70% of the price increases in raw materials were absorbed by our price-raising activities. To improve this situation, we intend to raise the products-to-raw-material price ratio. Also, we intend to adopt a surcharge system that reflects the effects of changes in raw-material cost on the sales price. Through such measures, we aim to stabilize our earnings.

Commercialize Newly Developed Products

This fiscal year, separator material for fuel-cells was developed. Also, three-layer clad steel consisting of copper, stainless steel and aluminum was developed with Matsushita Electric Industrial Co., Ltd. We will continue to promote research and development activities to improve product performance and to expand to new fields using our years of experience in stainless -steel manufacturing technology.

We will make every effort to commercialize our unique products by anticipating customer's needs as well as by taking advantage of our sophisticated technology.

Rationalize the Manufacturing Process, Improve Product Quality



We intend to increase our manufacturing capability and improve our product quality through the following activities.

Reduction of total cost by watching the whole manufacturing process, from steel making to finishing process.

Introduction of new equipment to eliminate the surface flaw repairing process.

Rationalization of our precision stainless sheet manufacturing process.

Reduce Fixed Costs and Promote Human Resources

We will increase our business efficiency in all areas, including our affiliated companies.

We aim to reduce fixed costs through rationalizing the work force.

We also intend to develop our human resources as well as promoting the transmission of technologies and skills of our employees to a younger generation.

We obtained a certification from Occupational Safety and Health Management System (OSHMS), in June 2003, to ensure safety in our workplace. We are the first to obtain the certificate in Niigata Prefecture.

Research & Development
Intellectual Capital Management

Sumitomo Metals was founded on the theme of "building the company on a foundation of technology." We pursue research and development to produce products using our exceptional technology and provide our customers with related technologies. It is through technology that we aim to bring our already leading reputation among customers to a new level. At Sumitomo Metals, skilled workers who have perfected their craftsmanship, engineers who can turn their particular experience in manufacturing into universal knowledge, and researchers who utilize their exceptional creativity to build revolutionary technologies, all work as one to relentlessly pursue the ultimate in technology.







Corporate R&D Management

All three phases of research and development – research, development and implementation – are conducted in close coordination between the Corporate Research & Development Laboratories, internal companies' steel works and manufacturing plants and sales departments.

Research conducted at the Corporate R&D Laboratories can be categorized into development themes based on requests from our companies, and research themes that are determined independently by the Corporate R&D Laboratories.

Deliberation on development themes takes place at development council meetings, held by the companies and the Corporate R&D Laboratories according to product category. Deliberation on research themes takes place at research council meetings, held by the Head Office and the Corporate R&D Laboratories. Results of the two council meetings are then presented to and decided at the corporate-wide technology meeting chaired by the Executive Vice President, Board of Directors, in charge of technology management.

Implementation, which is the final goal of research and development, takes place at our companies' steel works and manufacturing plants through coordination between the technology departments, manufacturing departments and the Corporate R&D Laboratories.

The consolidated research and development expenses for


Customers and the Market
IMPLEMENTATION
RESEARCH
DEVELOPMENT

the fiscal year ended March 2004 were 13.6 billion yen. For the next fiscal year, we plan to further enhance our research and development by increasing the spending by more than 1 billion yen, mainly in the field of steel, to about 15 billion yen.

Corporate Research & Development Laboratories

Under the banner of "Create, Manufacture and Sell," or "manufacturing, sales and technology working as one," the Corporate R&D Laboratories are responsible for quickly supplying customers and production fields with technology seeds that meet their needs. The Laboratories not only support the numerous aforementioned technological successes of our companies and the Sumitomo Metals Group directly and indirectly, but also ensure that we retain the superb basic manufacturing technologies that serve as the basis. Thirty percent of our research and development resources are invested in strategic, basic research and development projects outside of the requests made by our companies.

"Kanmuri-Laboratories" (laboratories named after well-known researchers) are our in-house system for the enhancement of basic manufacturing technologies, each of which is headed by a venerated researcher recognized as one of the best in the field in Japan or in the world. Currently, there are four Kanmuri-Laboratories. These Laboratories contribute not only to superior research results, but also to the passing down of technologies to and the training of the younger generation of researchers by acting as a spiritual center for them.

In fields that require supplementation as a result of our "select and focus" policy, we also use outside resources through industrial and academic collaboration to evenly supply technological seeds where needed. We signed coordination-promotion agreements with the Graduate School of Engineering, Osaka University, in July 2003, and Steel Research Center, National Institute for Materials Science in February 2004.

In the fiscal year ended March 2004, we redirected research and development resources originally intended for electronics to our steel segment. By concentrating management resources on our steel business, we aim to enhance and speed up our steel research and development.





Intellectual Capital Management

A key strength of Sumitomo Metals is our strategic ability to exploit, accumulate and fully utilize our intellectual capital, which is driven by organizational knowledge created through strong collaboration across the entire corporation, among front-line sales, researchers, intellectual property staffs, engineers, expert workforces in our manufacturing plants, and others. In addition, a competent problem-solving workforce focused on learning new skills for manufacturing plants, ensures successful implementation of our state-of-art technological developments. We assign a technical general manager to each of our core technology areas, who plays a key role in continuously innovating their specific technical platforms, coordinating cross-functionally with other departments, such as, business-planning, sales, marketing, research, manufacturing, quality assurance, customer service, related subsidiaries, etc, within each technical platform and related business unit. Through partnership with the technical general managers representing key technical platforms, intellectual property department staffs, as practitioners of intellectual property right laws, can acquire, maintain, utilize and leverage intellectual assets in collaboration with inventors and staffs from business, R&D, legal, general affairs and corporate-planning departments. In particular, they work closely together to build a portfolio of patents effectively aligned with business strategies for each technical platform, in relation to key R&D and critical implementation areas. The technical general managers in charge are a vital element of our intellectual capital management system, integrating human resource management, business planning, technological development management and intellectual property management with specific technical platforms, as follows:

■Human resource management for each technological area, including recruiting, training and rotating of engineers

■Technical information management:
Selecting information for active disclosure for public relations and investor relations purposes and for restricted disclosure, such as confidential trade-secrets and know-how

■Strategic contract management:
Selecting joint-development projects and joint-research partners for establishing strategic positioning, promoting solutions for customers' in-house problems and latent needs, handling negotiations and agreements for strategic alliances, M&A, technology licensing, as well as confidentiality and other agreements.

■Resource management:
Taking a proactive role in allocating resources, including budgets, for R&D laboratories, commercial-scale developments for both manufacturing process improvement and/or new-product launch to market, and major capital investment in manufacturing equipment.

■Intellectual property management, especially patent portfolio management:
Developing strategies and formulating plans for intellectual property aligned with business schemes and technological developments, and execution of those plans. Securing legally protected positions in conjunction with progress in technological developments, and implementation of those developments to business, enhancing technical platforms to achieve business goals.

An officer is assigned to each technical platform within specific internal companies or subsidiaries, and assumes responsibility for efficient management and use of intellectual property rights in each specific technical platform.

The officer chairs divisional IP meetings in each specific technological area, and, in addition, we hold enterprise-wide general council meetings on IP rights led by the Executive Vice President, Board of Directors, in charge of technology management.

Major Research and Development Results

Steel Sheet, Plate, Titanium & Structural Steel Company

High-strength sheet steel technology for automotive weight reduction

Sumitomo Metals has developed a new center-pillar structure in cooperation with Toyota Iron Works Co., Ltd. The structure consists of a 1470MPa grade hot-stamped hinge-reinforcement and a reinforcement stamped with a tailored welded blank of 980 MPa grade and 440MPa grade high-strength sheet steels. The structure has been applied to the Toyota Prius 2003 launched model and achieved a 36% weight reduction in comparison with the conventional unit.


TWB
laser welding
980 MPa
high-tension
material
+
1470 MPa
hot-stamping
material

Pipe and Tube Company

The Okochi Memorial Prize-winning medium-size seamless pipe and tube manufacturing technology

At Wakayama Steel Works Medium-Size Seamless Pipe and Tube Plant, we introduced "simple and compact" seamless pipe and tube manufacturing equipment utilizing originally developed key technologies such as revolutionary continuous casting technology for round billets, high-toe-angle and high-expansion piercing technology, and newly developed inline-heat-treatment technology, to provide high-quality products at high productivity. New-generation Technologies for the Production of Medium-Size Seamless Pipes and Tubes was awarded the Okochi Memorial Production Prize 2003 by Okochi Memorial Foundation.



Railway, Automotive & Machinery Parts Company

Active suspension system for Shinkansen

We have developed an active suspension system for trains which principally consists of accelerometers that can detect a car body's vibration, and pneumatic actuators between the car body and the bogies to counteract this vibration. This system has been applied to the Tohoku Shinkansen's "Hayate" and "Komachi" trains since December 2002, reducing the lateral vibration of the train by more than half at a maximum speed of 275km/h.



Engineering Company

Invar alloy piping system

Conventionally, the piping material used for liquid natural gas had been austenitic stainless steel, which required U-shaped loops to be constructed to absorb thermal expansion and contraction. Invar alloy (36% Ni) has minimal thermal expansion and contraction, and, having developed a technology to prevent defects in weld metal, which had been regarded a difficult task, we were able to implement an Invar alloy piping system that eliminates the need for loop piping. For this technology*, we were awarded the 33rd Annual Engineering Award from the Japan Welding Engineering Society, and the 2004 Science Technology Award from the High Pressure Institute of Japan.

*Joint research with Osaka Gas and Kawasaki Heavy Industries



Conventional piping line (simulated image)



Piping line using Invar (simulated image)

Sumitomo Metals (Kokura), Ltd.

Environmentally friendly, lead-free, free-cutting steel

Steel used in automobile parts and OA equipment parts must be highly machinable. For this reason, such parts were made of free-cutting steel that contained sulfur or lead as an additive. In view of protecting our environment, we developed free-cutting steel without adding lead, and have commercialized the lead-free free-cutting steel for use in automobile crankshafts. We are currently making further improvements and working on expanding its uses.



Sumitomo Metals (Naoetsu), Ltd.

Development of stainless steel for use in fuel cell separators

We became the first in the world to develop and mass produce high-performance steel sheets for use in separators inside proton-exchange membrane fuel cells, which are regarded as the next-generation, environmentally friendly energy source. The newly developed material fulfills the strict requirements for basic materials for fuel cells. Related patents have been established in 12 countries, including Japan.


Proton-exchange membrane
Oxygen (air)
Hydrogen
Separator
Diffusion layer carbon film
Separator

Diagram of proton-exchange membrane fuel cell


Proton-exchange membrane
Diffusion layer carbon film
Contact resistance is reduced when conductive metal deposits penetrate and peek from the passive-state film, providing countless electric passages.

Concept of materials developed for separators

Sustainable Development

Contents

Governance 26
Board of Directors 28
Organization 29
Safety and Health Management System 30
Environmental Management 31
Corporate Citizenship 32

Governance

Corporate Governance

Sumitomo Metals has positioned corporate governance as fundamental for the achievement of a range of business targets. By constructing a management system that can carry out efficient and appropriate decision-making, execution of duties, and monitoring, we intend to improve the levels of management appropriateness, efficiency and transparency.

Management Decision-making, Execution of Decisions and Supervision

1 Important matters concerning the operations of Sumitomo Metals and the Sumitomo Metals Group are carefully discussed in "management meetings" (in principle, held twice a month). Decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are put into practice by the Executive Officers in each of their respective departments. The Company introduced an executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. At present there are 10 Directors and 25 Executive Officers (including Executive Officers who are also Directors).

2 The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the compliance with law and effectiveness of the decisions of Directors and the execution of duties by the Executive Officers. At present there are four (4) Corporate Auditors, including two (2) external Corporate Auditors, neither of whom has any financial conflicts with the Company. At the meetings of the Board of Corporate Auditors (in principle, held once a month) the Corporate Auditors decide matters relating to the execution of their duties, and each auditor carries out his or her duties accordingly. Tohmatsu & Co. is the auditor of the Company's accounts.

3 In April 2002 Sumitomo Metals introduced an "internal company system" and reorganized its businesses into four companies (Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) plus the Head Office/Corporate Research & Development Laboratory. Under this "internal company system," each business unit has an administrative and operational structure that covers each step from manufacturing through to sales. Each company president is responsible for the consolidated business performance of the business unit, including affiliated Group companies. Each "internal company" endeavors to strengthen its ability to respond to customer needs in ways that are suitable for the characteristics of each business, and to establish a more flexible management style.

Nomination of Director and Executive Officer Candidates by Committees

1 The Personnel Committee (chaired by the President) nominates candidates for the positions of Director and/or Executive Officer, reports to the Board of Directors and also deliberates and decides other matters concerning personnel.

2 The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and decides whether to approve them. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

3 The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and considers remuneration and other matters concerning the presidents of each company.

Information Disclosure

In accordance with applicable laws, ordinances and related regulations, Sumitomo Metals is working to increase the transparency of management by disclosing important information relating to the management of the Company and the Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of Sumitomo Metals and the Sumitomo Metals Group companies.

Compliance and Risk Management

Sumitomo Metals has developed a compliance program so that duties are executed with a focus on compliance. The Company also established a structure for responding quickly and appropriately if an event occurs that could have a significant impact on the company.

1 Sumitomo Metals recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted its Sumitomo Metals' Corporate Code of Conduct, clarified the basic rules that officers and employees should follow in the performance of their duties. In addition, the Company had the Legal Department and other departments hold compliance training courses.

2 The Company established the Compliance Committee (chaired by the Vice President in charge of legal affairs) in October 2002 for the purpose of a) strengthening levels of compliance in both Sumitomo Metals and other Group companies, and b) preventing the occurrence of illegal conduct. In April 2003 the Company also set up the Compliance Consultation Office where employees of the Sumitomo Metals and the Group companies can directly consult matters relating to compliance.

3 The Company established the Risk Management Committee (chaired by the President) in August 2000 to enable all of our companies to take actions under a unified chain of command in the event of a major disaster, accident, illegal act, etc., and to enhance the Company's ability to conduct rapid and appropriate risk management.

4 In January 2004, the Japan Fair Trade Commission, based on the prior acceptance by the Company, issued the order to the Company to take corrective measures in sales of cold-rolled stainless steel sheet. The Company is taking this matter very seriously, and will make further efforts to ensure thorough compliance.


Shareholders' Meeting
Decision-making, monitoring
Auditing
Board of Directors
Auditors
Independent Auditors
Board of Auditors
Personnel Committee
Execution
President
Crisis Management Committee
Executive Officers
Management Meetings
Compliance Committee
Head Office/Corporate Research & Development Laboratory
<Companies>
Steel Sheet, Plate, Titanium & Structural Steel Company
Pipe & Tube Company
Railway, Automotive & Machinery Parts Company
Engineering Company
Management Conference of Affiliated Companies

Board of Directors (As of July 1, 2004)



Hiroshi Shimozuma
Representative Director, President and Chief Executive Officer



Kunihiko Suemitsu
Representative Director (Executive Vice President)



Gashun Amaya
Representative Director (Executive Vice President)



Kenjiro Shigematsu
Representative Director (Executive Vice President)



Eiji Sakuta
Director (Senior Vice President)



Yasutaka Toya
Director (Senior Vice President)



Tsutomu Ando
Director (Senior Vice President)



Hiroshi Tomono
Director (Senior Vice President)



Nobusato Suzuki
Director (Senior Vice President)



Fumio Hombe
Director (Senior Vice President)

Executive Officers (As of July 1, 2004)

President and CEO
- Hiroshi Shimozuma

Executive Vice Presidents
- Kunihiko Suemitsu
- Gashun Amaya
- Kenjiro Shigematsu

Senior Vice Presidents
- Eiji Sakuta
- Yasutaka Toya
- Tsutomu Ando
- Hiroshi Tomono
- Kaoru Goto
- Yasuyuki Tozaki
- Nobusato Suzuki
- Fumio Hombe
- Minoru Tawara
- Shozo Nishizawa

Vice Presidents
- Osamu Iimura
- Katsuhiko Yagi
- Ryo Someya
- Mitsuru Maruo
- Ichiro Miyasaka
- Syuichiro Kozuka
- Hisao Gotou
- Shinichi Ogawa
- Yoshinari Ishizuka
- Hideo Okuda
- Takao Taka

Auditors (As of July 1, 2004)

Standing Auditor
- Toshihiko Takeda
- Shigeru Sakurai

Auditor
- Shogo Takai
- Eiji Asada

Organization (As of July 1, 2004)

- Board of Directors
  - President and CEO
    - Head Office
      - Corporate Planning Department
      - Internal Inspection Department
      - Treasury Department
      - Public Relations & Investor Relations Department
      - General Affairs Department
      - Legal Department
      - Personnel & Industrial Relations Department
      - Steel Sales & Production Administration Department
      - Technology Administration & Planning Department
      - Intellectual Property Department
      - Wakayama CTR Business Project Team
    - Corporate Research & Development Laboratories
    - Center of Application Technology for Customers
    - Branch Offices - Overseas Affiliates and Offices
    - Osaka Head Office
    - Steel Sheet, Plate, Titanium & Structural Steel Company
      - Wakayama Steel Division
    - Pipe & Tube Company
      - Pipe & Tube Works
      - Steel Tube Works
    - Wakayama Steel Works
    - Railway Automotive & Machinery Parts Company
      - Osaka Steel Works
    - Engineering Company
      - Construction Engineering Division
      - Energy Facilities Engineering Division
      - Environment Regenerating Engineering Division

- Board of Auditors
  - Auditors
    - Auditors Office

Safety and Health Management System

The first objective of safety and health management is the eradication of industrial injuries, i.e., to prevent company employees and all others who work in our plants from suffering injury and illness. In order to achieve this objective, it is necessary to observe prescribed procedures and to use machinery and raw materials safely and correctly. Safety and health management in the workplace is the most important element of workplace management for manufacturers that also leads to reliable manufacturing of higher-quality products.

A key to safety and health management is training. Our Kashima Steel Works has built hands-on safety training equipment so that trainees can experience for themselves the importance of safety in a realistic way.

The training course has been organized as part of the educational program of our subsidiary Sumikin Management Co., Ltd., and made available for outside organizations as well. It has attracted more than 20,000 trainees to date and received acclaim from its participants.

SMI Basic Policy for Safety and Health

1. Ensured safety and health of employees shall be the basis of development of the Company's business.
2. The Company shall continuously endeavor to ensure the safety and health of employees in the Sumitomo spirit of "respect for people", in accordance with the Company's policy "SMI treasures people and technologies," and in the way of thinking, "safety is the origin of the employees' welfare and the basis for any management" that has been the long-cherished guideline for the Company's safety and health management.
3. The Company shall continue to contribute to society through safety and health, taking pride in a history in which the Company has played an advanced role in Japan's safety and health measures.
4. Continuous improvement resulting in safety and health shall be a universal target.

Occupational Safety and Health Management System Registration

Taking pride in our contributions over many years to safety and health management in Japan, as in our development of KY (Kiken Yochi, i.e., risk forecast) activities, which are now the most basic safety and health management activities in the country, Sumitomo Metals has made continuous efforts towards the eradication of industrial injuries.

As one element of these efforts, we have made a statement our corporate Safety and Health Guidelines in accordance with the Guidelines on Occupational Safety and Health Management Systems (OSHMS) published by the Ministry of Health, Labor and Welfare (Public Notice No. 53), and built a framework for the systematic and continuous improvement in safety and health management.

OSHMS is recognized as an effective safety and health management system by many countries worldwide, and its development has been promoted.

In order to gain an objective evaluation of our efforts in safety and health, we underwent OSHMS registration inspection by the Japan Industrial Safety and Health Association (JISHA). With Kashima Steel Works first to acquire registration and our other steel mills following suit, all of our steel-related plants received registration by May 2004. Sumitomo Metals is currently the only firm in the steel industry to acquire this registration for all of its plants.

ILO admits that this arrangement of registration system by JISHA is in line with the concept promoted by the ILO-OSH 2001.

JISHA-Qualified OSHMS Certification

Kashima Steel Works	May	2003
Wakayama Steel Works	June	2003
Sumitomo Metals (Naoetsu)	June	2003
Osaka Steel Works	December	2003
Steel Tube Works	December	2003
Sumitomo Metals (Kokura)	March	2004
Sumikin Iron & Steel Corporation	May	2004

Environmental Management

Recognizing the critical importance of environmental issues in order to contribute to the formation of a sustainable society, Sumitomo Metals is engaged in a number of different efforts, including sweeping measures to save on energy, cutbacks in the generation of byproducts, a reduction in the amount of final waste disposal through recycling at each plant, the development of products with a reduced environmental impact, and a move into the waste recycling business. All of our plants have received ISO 14001 certification, and we are actively trying to strengthen our communications with local communities on environmental issues and disclose relevant information. (For details, see our annual environmental report 2004.)

Basic Environmental Policies

Our basic environmental policies are to take a long-term and global view, seek to align our business activities with preservation of the environment and the development of economic society, and contribute to the construction of a society in harmony with the environment and to preservation of the environment on a global scale.

Improvements to internal environmental preservation functions
Environmental awareness in business activities
Promotion of energy conservation
Promotion of resource conservation and recycling
Promotion of technological development and international cooperation
Personal development

Environmental management system

Founded on longstanding efforts in environmental improvement, Sumitomo Metals was able to build an environmental management system and have all plants certified under ISO 14001 by FY1998. In addition to periodic audits by certifying authorities, we have our own qualified personnel conduct internal audits of all the plants annually and work to improve the quality of our environmental management.

Steel Business Environmental Audit System

Audit	Auditor	Frequency	Auditee	Comments
External	Certifying authority	Renewal: Every 3 years	All plants at works	
		Periodic: Annually	Environmental units and plants at works	
Internal	Plant environmental divisions	Annually	All plants at works	
	Head office and Plant environmental division	Annually	Environmental units at works	Mutual auditing with the participation of members form other plants

Development of Products Designed to Reduce Environmental Impact

Sumitomo Metal actively strives to develop products that contribute to improvement of the environment for society, the Earth, and local communities. There are, for example, high- function products that enable processes to be streamlined, high-performance products that reduce energy consumption in product use, products with long product lives, and designed to reduce environmental impact when they are disposed of. Two such products are described below.

Lead-Free Free-Cutting Steel

Conventionally, crankshafts and other high-strength parts of automobiles and motorcycles have been made of free-cutting steel that used lead as an additive to enhance machinability. The environmental awareness of recent years, however, has increased the need for lead-free free-cutting steel. At Sumitomo Metals and Sumitomo Metals (Kokura) Co., Ltd., we have applied our technology to control the morphology of sulfides to develop and commercialize a series of lead-free free-cutting steel products, SumiGreen S, SumiGreen T and SumiGreen X.


Crankshaft made from lead-free free-cutting steel

Chromium-Free Treatment on Coated Steel Sheet

To comply with the new regulations for toxic substances, it has become essential in recent years to develop chromium-free treatment on various coated steel sheet.

Chromium-free treatment on coated steel sheet that we have developed and commercialized include Tough-Zinc Hyper NEO Coat, which is hot-dip galvanized steel sheet featuring uniform, stable surface appearance for superior design, Sumi-zinc NEO Coat T1, which is electro galvanized steel sheet with anti-finger printing characteristics, Sumi-zinc NEO Coat C, which is offered as an alternative to general chromate treatment, Sumi-zinc NEO Coat P, which is treated with phosphate and fit for paint-coating, and Sumitomo Hi-coat NEO, which is environmentally friendly, painted steel sheet.


Chromium-free treatment on coated steel sheet (NEO)

Corporate Citizenship

By reconciling our profit interests and the interests of society, we aim for a sustainable style of corporate management that balances environmental, economic, and social concerns. We conduct our business activities as a corporate citizen, seeking to contribute to the local community and community relations.

Symbiosis with Communities

We conduct plant tours for some 38,000 visitors (elementary and middle school children on social studies outings, for example) annually. Sumitomo Metals also engages in volunteer activities (clean-ups, sports instruction, etc.), supports local community-revitalization efforts (participation in athletic competitions and local festivals, etc.) and opens company facilities to local residents.

As a result, the Kashima Steel Works was recognized by Ibaraki prefecture in May 2004 for the very noteworthy results of its environmental efforts. The Kashima Antlers of the professional soccer J League grew out of Sumitomo Metals' own in-house soccer team and play a vital role in revitalizing the local community.


Hirai, Kashima-shi(clean-up of the Shimotsu beach)


Ibaraki Prefectural Kashima Soccer Stadium

Plant or Laboratory	Plant Tour Visitors*1	Sports Events	Volunteer Activities		Community Relations Activities*2	Facilities Made Available
			Activities	No. of volunteers		
Corporate Research and Development Laboratories	1,424 (about 29% from universities and government institutions)		• Hasaki Triathlon venue organization		• Participation in Kirasse festival • Participation in Hasaki industrial festival • Participation in Hasaki Iki-Iki children's festival	
Kashima Steel Works	20,457 (about 64% from elementary schools)	• Sumikin Cup sports competitions About 2,000 participants (table tennis, baseball, volleyball, mini basketball) • Baseball and swimming classes (about 250 participants)	• Hirai-Shimotsu beach clean-up • Clean-up of areas surrounding our Steel Works • Removal/disposal of illegally posted advertisements • Planting, maintenance of trees along Stadium Oodori • Planting, maintenance of cherry trees • Dispatching Suigo drumming and comic storytelling clubs	about 1,100	• Sponsorship of Kashima festival • Participation in "We love Ibaraki" citizen's festival (environmental fair exhibition)	• Sakura Park (part of the compound) • Ouka Park (part of the compound)
Wakayama Steel Works and Pipe & Tube Company (Kainan)	Wakayama 6,401 (about 30% from elementary and middle schools) Kainan 666 (about 7% from elementary and middle schools)		• Kinokawa riverbed clean-up • Wakayama-shi 10,000-man clean-up		• Participation in the Furusato Kainan festival • Participation in the Kinokawa lacquer ware festival	• Gymnasium • Field (Wakayama facilities were available through the end of January 2004, closed since February 2004; Kainan facilities are available)
Steel Tube Works (Amagasaki)	313		• Commuter road clean-up (monthly)	about 300	• Participation in local summer festivals • Provision of fields for American and flag football team practice (since April 2001)	• Field
Osaka Steel Works (Konohana)	3,053 (about 6% from elementary and middle schools)	• Konohana Youth Baseball Tournament (Sumikin Cup) (8 teams, about 160 participants)	• Commuter road clean-up (weekly)	about 1,500	• Participation in local events, such as Bon Festival dances, children's carrying of portable shrines • Participation in festivals for Konohana-area residents	• Field • Gymnasium • Table tennis facility • Employees' clubhouse
Sumitomo Metals (Kokura), Ltd.	2,996 (about 86% from elementary schools)		• Cleaning and friendliness activities (commuter road clean-up (twice a month), employee manners awareness activities)	about 600	• Participation in Kokura Gion Festival	• Gymnasium • Field • Employees' clubhouse
Sumitomo Metals (Naoetsu), Ltd.	561 (about 50% from elementary, junior high, and high schools)	• Naoetsu Children's Baseball Tournament (Sumitomo Metals (Naoetsu) President's Cup) (17 teams, about 340 participants)	• Naoetsu beach clean-up (annually) • Participation in harbor district greening	about 200	• Participation in Joetsu Festival • Support for Marine Festival • Support for high-school student volunteers in Joetsu • Participation in and provision of awards for local elementary schools athletic competitions	• Gymnasium • Field

*1 Total number of plant visitors: 35,871 *2 CR activities: community revitalization support activities

Financial Section

Contents

Management's Discussion and Analysis 34
Consolidated Five-Year Financial Summary 38
Segment Information 39
Consolidated Balance Sheets 40
Consolidated Statements of Income 42
Consolidated Statements of Shareholders' Equity 43
Consolidated Statements of Cash Flows 44
Notes to Consolidated Financial Statements 45
Independent Auditors' Report 58

Management's Discussion and Analysis

Net Sales
(¥ billion)


1,500
1,200
900
600
300
0
00
01
02
03
04

Operating Income
(¥ billion)


100
80
60
40
20
0
00
01
02
03
04

Business performance

Business Environment in FY2004

During and since the second half of FY2004, despite continuing deflation and yen appreciation, the Japanese domestic economy has steadily improved due to a revival in personal consumption, higher investment in plant and equipment as a result of better corporate profits, and an increase in exports.

The steel business enjoyed favorable domestic demand from automobile makers, ship builders and other manufacturers, in addition to rising export volume (chiefly to Asia) reflecting the recovery of the world economy.

As a result, national crude steel production in FY2004 totaled 110.98 million tons, of which our crude steel production reached the high level of 12.78 million tons.

In the meantime, raw material prices are rising significantly, reflecting the pressure on supply as a result of burgeoning demand for steel in China and other countries.

SMI Management Policy

In light of the prevailing business environment, the SMI Group is continuing to promote various measures to "Restructure the steel business and enhance its competitiveness" and "Strengthen its financial position," based on our Medium-Term Business Plan (FY2002 to FY2005). The Group is seeking every opportunity to raise its steel prices.

FY2004 Business Results

Despite several negative factors, including the rise in raw material costs, yen appreciation, and wind gust damage at Kashima Steel Works, the Company achieved a considerable improvement in profitability as a result of buoyant sales and strenuous efforts to reduce costs and achieve higher steel prices.

On a consolidated basis, due to the drive to select and focus on certain businesses, sales declined by 103.7 billion yen over the previous period to reach 1,120.8 billion yen. On the other hand, operating profit was 93.0 billion yen, recurring profit 68.7 billion yen, and net income 30.7 billion yen.

On a non-consolidated basis, sales were 711.7 billion yen, operating profit was 73.6 billion yen, recurring profit 57.7 billion yen, and net income 23.7 billion yen.

Performance in Each Segment

Steel

■Steel Sheet, Plate, Titanium & Structural Steel Company

The company worked to improve the price of steel, and carried out measures to enable the structural reform of steel sheet.

The construction of the new No. 1 blast furnace at Kashima Steel

Works is progressing. The new furnace is expected to come online in September this year, and will achieve a continuous full operating system, from upstream to downstream processes.

A joint venture company related to the upstream process of Wakayama Steel Works formed between SMI, Sumitomo Corporation and the China Steel Corporation (CSC) of Taiwan was established in November 2003. This new venture is intended to stabilize further the full-scale operation of the upstream facilities of Wakayama Steel Works.

In October 2003, the Company and Nippon Steel Corporation combined their stainless steel businesses and established a new company, Nippon Steel & Sumikin Stainless Steel Corporation, to raise the efficiency of operations.

Steel Sheet, Plate, Titanium & Structural Steel Company has received several awards as a result of its efforts to be the company most highly regarded by its customers, including: three awards from Toyota Motor Corporation (the Award for Quality Performance "Superior," the Award for Technology & Development, and the Award for Mass Engineering); "Commendation for the year 2003" from both Suzuki Motor Corporation and Yamaha Motor Co., Ltd.; and "The "Best Quality" Award from Fuji Heavy Industries Ltd.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 552.6 billion yen.

■Pipe & Tube Company

Sales volume of seamless pipe recovered in the second half of the period, following the end of inventory adjustment in the oil well pipe market that had continued until the first half of the fiscal year.

Sales of large-diameter welded pipe have improved in the wake of rising global demand for natural gas, with orders for several projects, including one to export natural gas by pipeline from Azerbaidjan, through Georgia to Turkey; a gas pipeline linking Norway and Britain.

Consolidated total sales for the Pipe & Tube Company were 229.5 billion yen.

■Railway, Automotive & Machinery Parts Company

In China, where the automobile industry is rapidly growing, the Railway, Automotive & Machinery Parts Company, together with Sumitomo Corporation, established the Huizhou Sumikin Forging Co., Ltd. to manufacture and sell forged crankshafts. Factory construction has commenced, and the new company will begin operations in autumn 2004. Together with International Crankshaft Inc. of the U.S., in response to automobile makers' global strategies, the Railway, Automotive & Machinery Parts Company will now have production bases in three key regions: Japan, the United States, and China.

In the railway products sector, the Railway, Automotive & Machinery

(2004)
Net Sales by Consolidated Segment
(¥ billion)



Other 43
Electronics 46
Engineering 68
Steel 962

Parts Company has received orders for some of the bogies and all of the wheels, wheel axles, disc brakes, gears and couplings for the Taiwan High Speed Rail system that is slated to begin operations in October 2005.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 67.4 billion yen.

Including figures from affiliated companies such as Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for the SMI's steel business were 962.0 billion yen, and consolidated operating profit was 93.4 billion yen.

Engineering

■Engineering Company

Amid on-going declines in public sector investment in the domestic market, the Engineering Company is continuing to independently develop products and technologies in the construction engineering, thermal plant & pipeline engineering and environment engineering.

In FY2004, in the environmental sector, the Company supplied SMI's shaft furnace-type direct gasification and smelting furnace to the Tosu and West-Miyaki Environmental Facility Association. This furnace will greatly reduce the generation of dioxins. The Company will deliver more of these furnaces, for industrial waste treatment, to the Yamaguchi Division of Kyoei Steel, Ltd. and Kashima Steel Works.

Consolidated total sales for the Engineering Company were 68.8 billion yen, and consolidated operating losses were 3.7 billion yen.

Electronics

Consolidated total sales in the electronics sector were 46.6 billion yen, and consolidated operating profit was 0.4 billion yen.

Financial Situation

As a result of an improvement in business results and a further reduction in total assets, we realized 220.8 billion yen in cash from operations in FY2004. The use of 27.4 billion yen for investment and 240.8 billion yen for the reduction of outstanding debt resulted in a balance of outstanding cash of 74.0 billion yen as of the end of FY2004, 47.6 billion yen lower than at the end of FY2003.

The reduction of outstanding debt is an important management issue for the Company. The reduction of outstanding debt has gone ahead at a pace exceeding the targets of the Medium-Term Business Plan (FY2002 to FY2005). Consolidated outstanding debt, which stood at 1,415.3 billion yen at the end of March 2003, was reduced by 244.0 billion yen during FY2004, to 1,171.2 billion by the end of the period. Actual outstanding debt, i.e., the total of outstanding debt minus cash and time deposits, came to 1,097.0 billion yen.

Total Assets

(¥ billion)


3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
03
04

	2002	2003	2004
Equity ratio	11.3%	15.5%	18.8%
Equity ratio on a market value basis	7.2%	12.2%	33.4%
Years to debt redemption	11.9	7.7	5.4
Interest coverage ratio	6.4	11.0	13.3

Equity ratio: Shareholders' equity/total assets
Equity ratio on a market value basis: Total market value of shares/Total assets
Years to debt redemption: outstanding debt/(Operating cash flow - Interest payments)
Interest coverage ratio: Operating cash flow/Interest payments
* All figures are calculated on a consolidated basis.
* "Outstanding debt" means the actual outstanding debt, i.e., the total of outstanding debt plus corporate debentures minus cash and time deposits.
* "Interest payments" means the net interest payment burden (interest payments and net total of interest and dividends received).
* "Operating cash flow" means, in the case of FY2002 and FY2003, the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

Consolidated Interest-bearing Debt
(¥ billion)



2,000
1,500
1,000
500
0
00
01
02
03
04

Future Prospects

We expect the Japanese economy to steadily recover as the global economy improves. High levels of production in the Japanese steel industry are expected to continue, due to higher domestic and overseas demand. Firstly, domestic demand is increasing along with the rise in private-sector investment in plant and equipment.

Secondly, firm demand is expected for exports to the Asian region, particularly China. On the other hand, behind this bullish demand for steel materials we foresee rising raw material prices and increasing costs. Measures to assure the stability of raw materials are required.

Given these conditions, SMI thinks that it is very important to be able to deliver steady supplies to customers, both domestic and overseas. The Company will continue efforts to improve the prices of steel products, and is working to reflect in its steel product prices the increased costs brought about by the sudden rise in raw material prices.

As set forth in our Medium-Term Business Plan (FY2002 to FY2005), the Company is striving to "Restructure the steel business and enhance its competitiveness" and "Strengthen its financial position," and is continuing to promote various measures to achieve these goals.

Consolidated Five-Year Financial Summary

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2004	2003	2002	2001	2000	**2004**
Operating Results (For the year):						
Net sales	**¥1,120,856**	¥1,224,634	¥1,349,529	¥1,497,641	¥1,424,104	**$ 10,605,126**
Operating profit	**93,042**	69,828	40,096	90,598	9,301	**880,328**
Net income (loss)	**30,792**	17,076	(104,720)	5,836	(145,124)	**291,346**
Financial Position (At year-end):						
Total assets	**¥2,001,728**	¥2,122,371	¥2,433,432	¥2,733,115	¥2,774,497	**$ 18,939,614**
Total shareholders' equity	**376,037**	328,754	274,432	368,116	341,598	**3,557,923**

	Yen					U.S. dollars
Per Share Data:						
Net income (loss)	**¥ 6.42**	¥ 4.36	¥ (28.83)	¥ 1.61	¥ (39.95)	**$ 0.06**
Cash dividends	**1.50**	1.50	-	-	-	**0.01**
Shareholders' equity	**78.28**	68.78	75.56	101.35	94.05	**0.74**

Index:					
Return on assets (ROA)	**4.5%**	3.1%	1.5%	3.3%	0.3%

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2004, of ¥105.69 = U.S.$1, solely for convenience.
Return on assets is calculated using the following formula: ROA = Operating profit/total assets X100.

Segment Information

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Thousands of U.S. dollars
	2004	2003	2002	2001	2000	**2004**
Sales to Customers:						
Steel	**¥ 962,056**	¥ 960,301	¥ 938,588	¥ 952,393	¥ 898,021	**$ 9,102,624**
Engineering	**68,885**	78,635	96,748	125,962	131,218	**651,765**
Electronics	**46,643**	76,282	169,615	252,825	225,767	**441,317**
Other	**43,272**	109,416	144,578	166,461	169,098	**409,420**
Operating Profit:						
Steel	**¥ 93,437**	¥ 66,712	¥ 50,462	¥ 71,344	¥ 18,691	**$ 884,066**
Engineering	**(3,706)**	(555)	148	3,314	1,497	**(35,067)**
Electronics	**470**	(845)	(15,629)	11,883	(12,407)	**4,443**
Other	**4,254**	6,446	6,109	2,954	427	**40,252**
Assets:						
Steel	**¥ 1,439,324**	¥ 1,445,616	¥ 1,582,550	¥ 1,698,233	¥ 1,655,837	**$ 13,618,357**
Engineering	**51,305**	49,306	67,497	134,730	142,549	**485,426**
Electronics	**90,718**	111,485	180,532	268,674	303,967	**858,339**
Other	**387,784**	385,252	530,817	559,948	577,743	**3,669,067**

	Millions of yen					Thousands of U.S. dollars
Depreciation:						
Steel	**¥ 72,163**	¥ 81,329	¥ 87,014	¥ 96,470	¥ 99,532	**$ 682,779**
Engineering	**432**	560	659	2,232	2,471	**4,082**
Electronics	**4,345**	5,701	25,870	31,098	32,055	**41,117**
Other	**2,648**	5,400	9,759	10,134	13,937	**25,057**
Capital Expenditures:						
Steel	**¥ 64,272**	¥ 47,589	¥ 55,964	¥ 58,991	¥ 82,068	**$ 608,120**
Engineering	**31**	102	120	811	1,515	**292**
Electronics	**2,079**	1,554	14,009	15,314	14,763	**19,671**
Other	**1,834**	3,087	6,691	6,943	9,670	**17,353**

Notes: The United States dollar amounts included herein represent translations using the approximate exchange rate at March 31, 2004, of ¥105.69 = U.S.$1, solely for convenience.
The segment classification was changed during the year ended March 31, 2003. .
The segment information for the year ended March 31, 2002, is also classfied in accordance with the new standard.
Effective April 1, 2003, a segment name of Electronics and information services was changed to Electronics.
Refer to Note 19 for segment reclassfication.

CONSOLIDATED BALANCE SHEETS

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
March 31, 2004 and 2003

Assets	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current assets:			
Cash and time deposits (Note 3)	¥ 74,196	¥ 121,859	$ 702,015
Marketable securities (Notes 3 and 4)	11	195	102
Notes and accounts receivable (Notes 7 and 17) -			
Trade	193,596	195,390	1,831,731
Other	48,410	37,264	458,040
	242,006	232,654	2,289,771
Allowance for doubtful accounts	(232)	(422)	(2,198)
	241,774	232,232	2,287,573
Inventories (Note 5)	265,056	282,310	2,507,863
Deferred tax assets (Note 13)	16,814	21,571	159,088
Prepaid expenses and other	11,173	12,690	105,722
Total current assets	609,024	670,857	5,762,363
Property, plant and equipment, at cost (Note 7):			
Land (Note 6)	347,177	354,613	3,284,857
Buildings and structures	680,206	708,568	6,435,862
Machinery and equipment	2,083,310	2,137,699	19,711,516
Construction in progress	62,554	39,676	591,863
Total	3,173,247	3,240,556	30,024,098
Accumulated depreciation	(2,141,043)	(2,147,177)	(20,257,766)
Net property, plant and equipment	1,032,204	1,093,379	9,766,332
Investments and other assets:			
Investment securities (Notes 4 and 7)	131,847	91,504	1,247,486
Investments in unconsolidated subsidiaries and associated companies	134,606	134,515	1,273,594
Deferred tax assets (Note 13)	44,687	61,073	422,808
Other assets	49,360	71,043	467,031
Total investments and other assets	360,500	358,135	3,410,919
Total	¥ 2,001,728	¥ 2,122,371	$ 18,939,614

See Notes to Consolidated Financial Statements.

Liabilities and Shareholders' equity	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current liabilities:			
Short-term bank loans (Note 7)	¥ 305,036	¥ 365,068	$ 2,886,138
Current portion of long-term debt (Note 7)	227,344	260,166	2,151,043
Notes and accounts payable (Note 17) -			
Trade	221,458	162,573	2,095,352
Other	51,515	39,692	487,421
	272,973	202,265	2,582,773
Deferred tax liabilities (Note 13)	312	289	2,955
Other current liabilities (Note 17)	59,800	60,391	565,806
Total current liabilities	865,465	888,179	8,188,715
Long-term liabilities and reserves:			
Long-term debt (Note 7)	679,484	818,995	6,429,029
Liability for employees' retirement benefits (Note 8)	29,616	25,808	280,219
Liability for rebuilding furnaces	4,239	4,243	40,107
Deferred tax liabilities (Note 13)	6,257	7,650	59,198
Deferred tax liabilities on land revaluation (Note 6)	9,815	10,135	92,870
Other long-term liabilities	7,423	19,728	70,230
Total long-term liabilities and reserves	736,834	886,559	6,971,653
Minority interests	23,392	18,879	221,323
Contingencies (Notes 15, 16, 17 and 18)			
Shareholders' equity (Note 9):			
Common stock, authorized 7,000,000,000 shares in 2004 and 4,940,864,000 shares in 2003; issued, 4,805,974,238 shares in 2004 and 4,782,267,511 shares in 2003	262,072	262,072	2,479,633
Capital surplus	61,884	60,735	585,525
Retained earnings (accumulated deficit)	11,998	(11,475)	113,523
Land revaluation surplus (Note 6)	16,295	20,950	154,176
Unrealized gain (loss) on available-for-sale securities	28,037	(2,351)	265,276
Foreign currency translation adjustments	(4,103)	(1,001)	(38,825)
Total	376,183	328,930	3,559,308
Treasury stock, at cost 2,353,961 shares in 2004 and 2,814,074 shares in 2003	(146)	(176)	(1,385)
Total shareholders' equity	376,037	328,754	3,557,923
Total	¥ 2,001,728	¥ 2,122,371	$ 18,939,614

CONSOLIDATED STATEMENTS OF INCOME

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	**2004**
Net sales (Notes 17 and 19)	**¥ 1,120,856**	¥ 1,224,634	**$ 10,605,126**
Cost of sales (Notes 14 and 17)	**905,067**	1,019,096	**8,563,406**
Gross profit	**215,789**	205,538	**2,041,720**
Selling, general and administrative expenses (Note 14)	**122,747**	135,710	**1,161,392**
Operating profit (Note 19)	**93,042**	69,828	**880,328**
Other income (expenses):			
Interest and dividend income	**5,286**	4,309	**50,010**
Interest expense	**(22,810)**	(24,143)	**(215,823)**
Equity in (losses) earnings of unconsolidated subsidiaries and associated companies	**(8,079)**	1,514	**(76,445)**
Foreign exchange gain	**3,727**	2,698	**35,268**
Gain on sales of investment securities (Note 4)	**6,394**	5,727	**60,502**
Loss on sales of investment securities (Note 4)		(5,949)	
Loss on write down of investment securities		(9,190)	
Gain on compensation for expropriation of land	**7,966**		**75,368**
Loss on disposal of property, plant and equipment and other assets (Note 10)	**(25,393)**	(9,055)	**(240,263)**
Reversal of reserve for rebuilding furnaces		6,552	
Loss resulting from wind gust damage	**(1,955)**		**(18,502)**
Gain on business restructuring (Note 11)		23,164	
Loss on business restructuring (Note 12)	**(890)**	(12,312)	**(8,419)**
Charge for transitional obligations for employees' retirement benefits (Note 8)	**(6,908)**	(6,910)	**(65,360)**
Other, net	**(10,478)**	(12,955)	**(99,130)**
Other (expenses) income, net	**(53,140)**	(36,550)	**(502,794)**
Income before income taxes and minority interests	**39,902**	33,278	**377,534**
Income taxes (Note 13):			
Current	**(6,594)**	(2,909)	**(62,384)**
Deferred	**(1,049)**	(11,968)	**(9,925)**
Total income taxes	**(7,643)**	(14,877)	**(72,309)**
Minority interests	**(1,467)**	(1,325)	**(13,879)**
Net income	**¥ 30,792**	¥ 17,076	**$ 291,346**

	Yen		U.S. dollars (Note 1)
	2004	2003	**2004**
Per share of common stock (Note 2(q)):			
Basic net income, weighted average 4,793,520,120 shares in 2004 and 3,917,580,894 shares in 2003.	**¥ 6.42**	¥ 4.36	**$ 0.06**
Cash dividends	**1.50**	1.50	**0.01**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

	Thousands	*Millions of yen*						
	Outstanding number of shares of common stock	*Common stock*	*Capital surplus*	*Retained earnings (accumulated deficit)*	*Land revaluation surplus*	*Unrealized gain (loss) on available-for-sale securities*	*Foreign currency translation adjustments*	*Treasury stock*
Balance, April 1, 2002	3,632,132	¥ 237,922	¥ 139,421	¥ (127,581)	¥ 21,680	¥ 930	¥ 2,066	¥ (6)
Transfer to accumulated deficit			(101,686)	101,686				
Issuance of common stock	1,149,995	24,150	23,000					
Net income				17,076				
Bonuses to directors and corporate auditors				(16)				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				(2,640)				
Net decrease in land revaluation surplus due to business restructuring					(730)			
Net increase in unrealized loss on available-for-sale securities						(3,281)		
Net change in foreign currency translation adjustments							(3,067)	
Net increase in treasury stock	(2,674)							(170)
Balance, March 31, 2003	4,779,453	262,072	60,735	(11,475)	20,950	(2,351)	(1,001)	(176)
Cash dividends, ¥1.50 per share				**(7,171)**				
Issuance of common stock	**23,707**		**1,095**					
Net income				**30,792**				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies				**(148)**				
Net decrease in land revaluation surplus due to business restructuring					**(4,655)**			
Net increase in unrealized gain on available-for-sale securities						**30,388**		
Net change in foreign currency translation adjustments							**(3,102)**	
Net decrease in treasury stock	**460**							**30**
Gain on disposal of treasury stock			**54**					
Balance, March 31, 2004	**4,803,620**	**¥ 262,072**	**¥ 61,884**	**¥ 11,998**	**¥ 16,295**	**¥ 28,037**	**¥ (4,103)**	**¥ (146)**

	Thousands of U.S. dollars (Note 1)						
	Common stock	*Capital surplus*	*Retained earnings (accumulated deficit)*	*Land revaluation surplus*	*Unrealized gain (loss) on available-for-sale securities*	*Foreign currency translation adjustments*	*Treasury stock*
Balance, March 31, 2003	$2,479,633	$ 574,648	$ (108,572)	$ 198,218	$ (22,238)	$ (9,474)	$ (1,665)
Cash dividends, $0.01 per share			**(67,854)**				
Issuance of common stock		**10,362**					
Net income			**291,346**				
Decrease due to exclusion of certain subsidiaries from consolidation and certain associated companies			**(1,397)**				
Net decrease in land revaluation surplus due to business restructuring				**(44,042)**			
Net increase in unrealized gain on available-for-sale securities					**287,514**		
Net change in foreign currency translation adjustments						**(29,351)**	
Net decrease in treasury stock							**280**
Gain on disposal of treasury stock		**515**					
Balance, March 31, 2004	**$2,479,633**	**$ 585,525**	**$ 113,523**	**$ 154,176**	**$ 265,276**	**$ (38,825)**	**$ (1,385)**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries

Years ended March 31, 2004 and 2003

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Operating activities:			
Income before income taxes and minority interests	¥ 39,902	¥ 33,278	$ 377,534
Adjustments for:			
Income taxes paid	(2,982)	(3,360)	(28,217)
Depreciation and amortization	79,588	92,990	753,035
Reversal of allowance for doubtful accounts, net	(11,005)	(804)	(104,125)
Provision for liability for employees' retirement benefits, net	5,662	8,616	53,569
Reversal of reserve for rebuilding furnaces, net	(4)	(6,548)	(37)
Interest and dividend income	(5,286)	(4,309)	(50,010)
Interest expense	22,810	24,143	215,823
Equity in losses (earnings) of unconsolidated subsidiaries and associated companies	8,079	(1,514)	76,445
Gain on sales of investment securities	(6,394)	(5,727)	(60,502)
Loss on sales of investment securities		5,949	
Loss on write down of investment securities		9,190	
Gain on compensation for expropriation of land	(7,966)		(75,368)
Gain on business restructuring		(23,164)	
Loss on disposal of property, plant and equipment and other assets	25,393	9,055	240,263
Loss on business restructuring	890	12,312	8,419
Loss resulting from wind gust damage	1,955		18,502
Retirement benefits paid to transferred employees		(23,588)	
Changes in assets and liabilities-			
(Increase) decrease in receivables	(6,907)	30,648	(65,355)
Decrease in inventories	2,161	30,660	20,446
Increase in payables	64,377	2,808	609,112
Other, net	10,548	(29,508)	99,793
Net cash provided by operating activities	220,821	161,127	2,089,327
Investing activities:			
Acquisition of property, plant and equipment and other assets	(62,674)	(59,327)	(592,998)
Proceeds from sales of property, plant and equipment and other assets	23,359	51,311	221,012
Purchase of marketable and investment securities	(30,697)	(8,886)	(290,439)
Proceeds from sales of marketable and investment securities	41,342	50,436	391,165
Loans made	(21,252)	(21,272)	(201,081)
Collections of loans	22,863	51,567	216,321
Interest and dividends received	6,564	7,471	62,103
Other, net	(6,923)	(12,970)	(65,504)
Net cash (used in) provided by investing activities	(27,418)	58,330	(259,421)
Financing activities:			
Decrease in short-term bank loans, net	(30,327)	(60,290)	(286,941)
Proceeds from long-term debt	107,413	197,139	1,016,301
Repayments of long-term debt	(289,330)	(324,224)	(2,737,533)
Proceeds from issuance of common stock		47,150	
Receipt from minority shareholders	5,311		50,251
Interest paid	(23,131)	(24,227)	(218,854)
Dividends paid	(7,171)		(67,854)
Other, net	(3,606)	(483)	(34,121)
Net cash used in financing activities	(240,841)	(164,935)	(2,278,751)
Foreign currency translation adjustments on cash and cash equivalents	(249)	1,040	(2,361)
Net (decrease) increase in cash and cash equivalents	(47,687)	55,562	(451,206)
Cash and cash equivalents increase (decrease) by elimination of consolidated subsidiaries	1	(4,241)	10
Cash and cash equivalents at beginning of year	121,712	70,391	1,151,599
Cash and cash equivalents at end of year (Note 3)	¥ 74,026	¥ 121,712	$ 700,403
Non-cash investing and financing activities:			
Decrease in assets and liabilities divided due to a split of stainless business:			
Assets (primarily inventory and property)	¥ 22,620		$ 214,019
Liabilities (primarily current portion of long-term debt and short-term bank loans)	¥ 15,750		$ 149,022
Decrease in assets and liabilities due to unconsolidation of subsidiaries previously consolidated:			
Assets (primarily inventory and property)		¥ 115,198	
Liabilities (primarily current portion of long-term debt and short-term bank loans)		¥ 69,112	

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Sumitomo Metal Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31, 2004 and 2003

Note 1: Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Sumitomo Metal Industries, Ltd. ("SMI") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2003 financial statements to conform to the classifications used in 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which SMI is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥105.69 to $1, the approximate exchange rate at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 2: Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2004 include the accounts of SMI and its 72 significant (72 in 2003) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which SMI, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in three (two in 2003) unconsolidated subsidiaries and 28 (33 in 2003) associated companies are accounted for by the equity method.

Investments in the remaining unconsolidated subsidiaries and associated companies are stated at cost, except that appropriate write-downs are recorded for investments in unconsolidated subsidiaries and associated companies which have incurred substantial losses deemed to be of a permanent nature. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized over 20 years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profits included in assets resulting from transactions within the Group are eliminated.

(b) Cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

(c) Inventories

Inventories are stated principally at cost, determined by the average method.

(d) Marketable and investment securities

Marketable and investment securities are classified and accounted for, depending on management's intent, as follows:

Available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost.

Depreciation of property, plant and equipment of SMI and its consolidated domestic subsidiaries is computed substantially by the declining-balance method at rates based on the usage of the assets over the estimated useful lives of the assets, while the straight-line method is applied to the buildings of SMI and its domestic subsidiaries, and all property, plant and equipment of consolidated overseas subsidiaries. The useful lives are principally 31 years for buildings and structures and 14 years for machinery and equipment.

(f) Stock and bond issue cost and bond discounts

Stock and bond issue costs are charged to income as incurred. Bond discounts are amortized over the terms of the related bonds.

(g) Employees' retirement benefits

SMI and its domestic subsidiaries account for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date. The transitional obligation of ¥59,149 million determined as of April 1, 2000, the date of initial adoption, by the contributions of securities discussed hereunder, is being amortized over five years and the annual amortization is included in charge for transitional obligations for employees' retirement benefits as other expenses in the statement of income. SMI and a domestic subsidiary contributed certain available-for-sale securities with a fair value of ¥31,947 million to employees' retirement benefit trusts for their companies' non-contributory pension plans during the first half of the fiscal year ended March 31, 2001. The securities held in these trusts are qualified as plan assets.

(h) Liability for rebuilding furnaces

Blast furnaces and hot blast stoves, including related machinery and equipment, require periodic repairs and replacement of substantial components. A liability for rebuilding furnaces is provided for the estimated future costs of such work based on past experience.

(i) Revenue recognition for long-term construction contracts

Prior to April 1, 2003, sales and related costs of long-term construction contracts (for which the term is longer than one year and the contract amount is over ¥1 billion) were accounted for by the percentage-of-completion method.

Effective April 1, 2003, SMI changed the scope of construction contracts amount to be applied the percentage-of-completion method from over ¥1 billion to over ¥100 million. This change was made in order to match income and expenses more appropriately due to increase of smaller size construction contracts than before. As a result of this change, sales in the current year increased by ¥5,216 million ($49,352 thousand) and income before income taxes and minority interests increased by ¥338 million ($3,198 thousand) compared with the previous period under the same conditions.

(j) Research and development costs

Research and development costs are charged to expenses as incurred.

(k) Leases

Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(l) Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(m) Appropriations of retained earnings

Appropriations of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

(n) Foreign currency transactions

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance-sheet date. The foreign exchange gains and losses from translation are recognized in the statement of income to the extent that they are not hedged by forward exchange contracts.

(o) Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rates as of the balance sheet date except for shareholders' equity, which is translated at the historical exchange rate.

Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Revenue and expense accounts of the consolidated foreign subsidiaries are translated into yen at the current exchange rates as of the balance sheet date.

(p) Derivatives and hedging activities

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. Foreign exchange forward contracts, interest rate swaps, currency swaps and others are utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not hold derivatives for trading or speculation purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: i) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the statement of income and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign exchange forward contracts employed to hedge foreign exchange exposures for export sales are measured at the fair value and the unrealized gains / losses are recognized in income. Forward contracts applied for forecasted (or committed) transactions are also measured at the fair value but the unrealized gains / losses are deferred until the underlying transactions are completed.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

(q) Per share information

Basic net income per share is computed by dividing net income available to common shareholders, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share in 2004 and 2003 is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

(r) New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan (ASB) issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

SMI is currently in the process of assessing the effect of adoption of these pronouncements.

Note 3: Reconciliation to Cash and Cash Equivalents

The reconciliation of cash and time deposits in the balance sheets to cash and cash equivalents in the statements of cash flows at March 31, 2004 and 2003, is as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	**2004**
Cash and time deposits per the balance sheets	**¥ 74,196**	¥ 121,859	**$ 702,015**
Time deposits with original maturities of more than 3 months	**(171)**	(339)	**(1,619)**
Money management funds in marketable securities	**1**	192	**7**
Cash and cash equivalents per the statements of cash flows	**¥ 74,026**	¥ 121,712	**$ 700,403**

Note 4:

Marketable and Investment Securities

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2004 and 2003 were as follows:

	Millions of yen			
March 31, 2004	*Cost*	*Unrealized gains*	*Unrealized losses*	*Fair value*
Securities classified as:				
Available-for-sale:				
Equity securities	**¥ 61,233**	**¥ 43,860**	**¥ 410**	**¥ 104,683**
Debt securities	**7**	**3**		**10**

	Millions of yen			
March 31, 2003	*Cost*	*Unrealized gains*	*Unrealized losses*	*Fair value*
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 53,321	¥ 6,006	¥ 6,639	¥ 52,688
Debt securities	39	9	0	48
Other	81		31	50

	Thousands of U.S. dollars			
March 31, 2004	*Cost*	*Unrealized gains*	*Unrealized losses*	*Fair value*
Securities classified as:				
Available-for-sale:				
Equity securities	**$ 579,369**	**$ 414,987**	**$ 3,888**	**$ 990,468**
Debt securities	**63**	**33**		**96**

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2004 and 2003 were as follows:

	Carrying amount		
	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	**2004**
Available-for-sale:			
Equity securities	**¥ 27,060**	¥ 38,393	**$ 256,028**
Money management funds		192	
Other	**105**	328	**996**

Proceeds from sales of available-for-sale securities for the years ended March 31, 2004 and 2003, were ¥26,294 million ($248,791 thousand) and ¥28,242 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥6,394 million ($60,502 thousand), for the year ended March 31, 2004 and gross realized gains and losses on these sales were ¥5,727 million and ¥5,949 million, respectively, for the year ended March 31 2003.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at March 31, 2004 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
	Available-for-Sale	*Available-for-Sale*
Due in one year or less	¥ 10	$ 96
Total	¥ 10	$ 96

Note 5:

Inventories

Inventories at March 31, 2004 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Finished products	¥ 47,609	¥ 47,674	$ 450,456
Others	217,447	234,636	2,057,407
Total	¥ 265,056	¥ 282,310	$ 2,507,863

Note 6:

Land Revaluation

Under the "Law of Land Revaluation", certain consolidated subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity. There was no effect on the statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. As at March 31, 2004 and 2003, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥4,956 million ($46,891 thousand) and ¥5,497 million, respectively.

Note 7:

Short-term Bank Loans and Long-term Debt

Short-term bank loans bore interest principally at 1.2% at March 31, 2004 and 2003.

Long-term debt at March 31, 2004 and 2003, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
Loans, principally from banks and insurance companies, with interest principally at 1.7%, due through 2013	¥ 635,631	¥ 756,328	$ 6,014,103
0.50% to 3.07% yen bonds, due 2004 to 2019	228,050	215,800	2,157,725
Lease obligations, with interest principally at 2.2%, due through 2009	40,647	28,925	384,590
Floating rate yen bonds, due 2004 to 2008	2,500	13,500	23,654
1.6% yen convertible debentures, due through 2004		64,608	
	906,828	1,079,161	8,580,072
Less current portion	(227,344)	(260,166)	(2,151,043)
Long-term debt, less current portion	¥ 679,484	¥ 818,995	$ 6,429,029

The annual maturities of long-term debt as of March 31, 2004, were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥ 227,344	$ 2,151,043
2006	276,766	2,618,657
2007	177,313	1,677,673
2008	147,980	1,400,127
2009	45,946	434,727
2010 and thereafter	31,479	297,845
Total	¥ 906,828	$ 8,580,072

The carrying amounts of assets pledged as collateral for short-term bank loans of ¥9,379 million ($88,741 thousand) and long-term debt of ¥10,443 million ($98,803 thousand) at March 31, 2004, were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes and accounts receivable	¥ 130	$ 1,230
Property, plant and equipment	40,718	385,260
Investment securities	1,492	14,119
Total	¥ 42,340	$ 400,609

Note 8:

Employees' Retirement Benefits

Employees whose service with SMI and its consolidated subsidiaries is terminated are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service, and conditions under which the termination occurs.

SMI's employees who retire at the age of 45 years or older are entitled to receive approximately 50% of their benefits in the form of an annuity and the balance in a lump-sum payment upon retirement. The funds for the annuity payments are entrusted to an outside trustee.

The liability for employees' retirement benefits at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Projected benefit obligation	**¥ 209,463**	¥ 211,488	**$ 1,981,866**
Fair value of plan assets	**(133,895)**	(114,259)	**(1,266,870)**
Unrecognized transitional obligation	**(6,535)**	(13,476)	**(61,831)**
Unrecognized actuarial loss	**(43,238)**	(68,164)	**(409,104)**
Unrecognized prior service cost	**12**	42	**113**
Net liability	**25,807**	15,631	**244,174**
Prepaid pension costs	**3,809**	10,177	**36,045**
Liability for employees' retirement benefits	**¥ 29,616**	¥ 25,808	**$ 280,219**

The components of net periodic benefit costs for the year ended March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Service cost	**¥ 7,070**	¥ 9,575	**$ 66,896**
Interest cost	**5,029**	5,556	**47,580**
Expected return on plan assets	**(2,358)**	(2,945)	**(22,308)**
Change for transitional obligation	**6,908**	6,910	**65,360**
Recognized actuarial loss	**8,433**	7,920	**79,787**
Amortization of prior service cost	**(3)**	(955)	**(24)**
Net periodic benefit costs	**¥ 25,079**	¥ 26,061	**$ 237,291**

Assumptions used for the year ended March 31, 2004 and 2003 were mainly set forth as follows:

	2004	2003
Discount rate	**2.5%**	2.5%
Expected rate of return on plan assets	**2.5%**	2.5%
Amortization period of prior service cost	**10 years**	1 year
Recognition period of actuarial gain/loss	**11 years**	11 years
Amortization period of transitional obligation	**5 years**	5 years

Note 9: Shareholders' Equity

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of the balance of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock balance may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥28,386 million ($268,574 thousand) as of March 31, 2004, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On June 27, 2002, SMI transferred ¥101,686 million of additional pain-in capital to retained earnings upon shareholder's approval.

On January 31, 2003, SMI issued 1,149,995 thousand shares of common stock through a third-party capital allotment. The issue price of common stock was ¥41 per share and proceeds from issuance of the shares were ¥47,150 million. Recorded amounts of common stock and additional paid-in capital were ¥24,150 million and ¥23,000 million, respectively.

On September 1, 2003, SMI issued 23,707 thousand shares of common stock in exchange for the common stock of Kanto Special Steel Works, Ltd. Recorded amounts as additional paid-in capital was ¥1,095 million ($10,362 thousand).

Note 10: Loss on Disposal of Property, Plants and Equipment and Other Assets

A loss of ¥25,393 million ($240,263 thousand) and ¥9,055 million for the years ended March 31, 2004 and 2003, respectively, were mainly incurred in connection with the decision to close SMI's hot rolling mill and tandem cold rolling mill at Wakayama Steel Works by the end of fiscal year 2005. The Wakayama operations will be consolidated with Kashima Steel Works in order to gain production efficiencies. These amounts include loss on disposal of supplies related to the plant closure in ¥1,432 million ($13,547 thousand) and ¥2,284 million for the years ended March 31, 2004 and 2003, respectively.

Note 11: Gain on Business Restructuring

Gain on business restructuring for the year ended March 31, 2003, consisted of the following:

	Millions of yen
Gain on sales of investments in subsidiaries and associated companies	¥ 9,416
Gain on sales of land	13,748
Total	¥ 23,164

Note 12: Loss on Business Restructuring

A loss of ¥890 million ($8,419 thousand) for the years ended March 31, 2004 mainly consisted of loss on sales of investments in subsidiaries and associated companies.

Loss on business restructuring for the year ended March 31, 2003, consisted of the following:

		Millions of yen
Loss on sales of investments in subsidiaries and associated companies	¥	9,929
Additional payment of retirement benefits		2,383
Total	¥	12,312

Note 13: Income Taxes

SMI and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 42% for the years ended March 31, 2004 and 2003.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2004 and 2003, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Deferred tax assets:			
Fixed assets, inventories and other assets	**¥ 55,795**	¥ 37,620	**$ 527,911**
Tax loss carryforwards	**32,308**	55,516	**305,684**
Employees' retirement benefits	**19,251**	14,083	**182,151**
Investments in consolidated subsidiaries and associated companies accounted for by the equity method	**12,813**	9,535	**121,226**
Other	**24,237**	30,778	**229,325**
Valuation allowance	**(55,902)**	(59,116)	**(528,924)**
Deferred tax assets	**¥ 88,502**	¥ 88,416	**$ 837,373**
Deferred tax liabilities:			
Net unrealized gain on available-for-sale securities	**¥ (17,237)**		**$ (163,094)**
Employees' retirement benefit trusts	**(7,199)**	¥ (6,442)	**(68,116)**
Reserve of the Special Taxation Measures Law of Japan	**(6,085)**	(5,131)	**(57,574)**
Other	**(3,049)**	(2,138)	**(28,846)**
Deferred tax liabilities	**¥ (33,570)**	¥ (13,711)	**$ (317,630)**
Net deferred tax assets	**¥ 54,932**	¥ 74,705	**$ 519,743**

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2004 and 2003, were as follows:

	2004	2003
Normal effective statutory tax rate	**42.0%**	42.0%
Equity in losses of unconsolidated subsidiaries and associated companies	**8.5**	
Income not deductible for income tax purposes	**3.5**	
Effect of tax rate reduction		6.1
Valuation allowance	**(36.1)**	(4.5)
Other, net	**1.3**	1.1
Actual effective tax rate	**19.2%**	44.7%

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 42.0% to 40.4% effective for years beginning on or after April 1, 2004.

For the year ended March 31, 2003, the effect of this change was to decrease deferred tax assets-non-current by ¥ 2,047 million, increase income taxes-deferred by ¥2,022 million, decrease net unrealized gain on available-for-sale securities by ¥ 25 million, decrease deferred tax liabilities on land revaluation by ¥ 422 million, and increase land revaluation surplus by the same amounts in the consolidated financial statements.

On October 28, 2003, the local income tax rate applied in Osaka prefecture was amended and the normal effective statutory tax rate was changed from 40.4% to 40.6%, effective for years beginning on or after April 1, 2004.

For the year ended March 31, 2004, the effect of this change was to increase deferred tax assets by ¥206 million ($1,952 thousand), decrease income taxes-deferred by ¥301 million ($2,848 thousand), decrease net unrealized gain on available-for-sale securities by ¥95 million ($896 thousand), increase deferred tax liabilities on land revaluation by ¥45 million ($429 thousand), and decrease land revaluation surplus by the same amounts in the consolidated financial statements.

Note 14:

Research and Development Costs

Research and development costs charged to expenses were ¥13,591 million ($128,592 thousand) and ¥13,555 million for the years ended March 31, 2004 and 2003, respectively.

Note 15:

Leases

a) Finance leases as lessee

Pro forma information of leased property, which principally consists of equipment, on an "as if capitalized" basis for the years ended March 31, 2004 and 2003, was as follows:

	Millions of yen					
	2004			2003		
	Equipment	*Other*	*Total*	*Equipment*	*Other*	*Total*
Acquisition cost	¥ 5,633	¥ 4,988	¥ 10,621	¥ 9,175	¥ 4,384	¥ 13,559
Less accumulated depreciation	2,871	2,299	5,170	6,022	1,576	7,598
Net leased property	¥ 2,762	¥ 2,689	¥ 5,451	¥ 3,153	¥ 2,808	¥ 5,961
Depreciation expenses			¥ 2,709			¥ 2,790

	Thousands of U.S. dollars		
	2004		
	Equipment	*Other*	*Total*
Acquisition cost	$ 53,294	$ 47,198	$ 100,492
Less accumulated depreciation	27,169	21,751	48,920
Net leased property	$ 26,125	$ 25,447	$ 51,572
Depreciation expenses			$ 25,632

The total lease payment and obligation under finance leases for the years ended March 31, 2004 and 2003, were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	2004
Total lease payment	¥ 2,709	¥ 2,790	$ 25,632
Obligation at March 31,			
Due within one year	¥ 1,701	¥ 2,272	$ 16,095
Due after one year	3,750	3,689	35,477
Total obligation	¥ 5,451	¥ 5,961	$ 51,572

The imputed interest expense portion is included in the above pro forma information. Depreciation expense which is not reflected in the accompanying consolidated statements of income is computed by the straight-line method.

b) Operating leases as lessee

The minimum rental commitments under noncancellable operating leases at March 31, 2004 and 2003, were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	2004
Obligation at March 31,			
Due within one year	¥ 606	¥ 773	$ 5,732
Due after one year	2,122	3,367	20,075
Total obligation	¥ 2,728	¥ 4,140	$ 25,807

Note 16: Derivatives

SMI and its consolidated subsidiaries enter into derivative financial instruments including foreign exchange forward contracts, interest rate swaps, interest rate cap and currency swaps.

The purpose of using those derivatives are to minimize interest payments on financing activities and to hedge market risks associated with interest rate and foreign exchange rate fluctuations.

SMI and its consolidated subsidiaries do not hold derivatives for trading or speculation purposes. Derivatives are subject to market and credit risks. Since SMI and its consolidated subsidiaries restrict their application of derivatives within their monetary assets and liabilities, SMI and its consolidated subsidiaries do not anticipate any losses arising from market risks. SMI and its consolidated subsidiaries also do not anticipate any credit risks because the counterparties of their derivatives are limited to major financial institutions with high credibility.

Derivatives transactions are made in accordance with internal regulations which determine the authorization and credit limit amount.

SMI and its consolidated subsidiaries had the following derivatives contracts outstanding at March 31, 2004 and 2003.

	Millions of yen					
	2004			2003		
	Contract or notional principal	*Fair value*	*Net unrealized gain (loss)*	*Contract or notional principal*	*Fair value*	*Net unrealized gain (loss)*
Foreign currency forward contracts:						
Selling US$	**¥ 11,933**	**¥ 11,845**	**¥ 88**	¥ 8,399	¥ 8,395	¥ 4
Buying US$	**355**	**343**	**(12)**	6,271	6,329	58
Interest rate swaps:						
Floating-rate receipt, fixed-rate payment	**400**	**(1)**	**(1)**	4,345	(193)	(193)
Floating-rate receipt and payment	**3,000**	**2**	**2**	3,000	8	8
Interest rate cap contracts:						
Buying	**1,600**			1,600		

	Thousands of U.S. dollars		
	2004		
	Contract or notional principal	*Fair value*	*Net unrealized gain (loss)*
Foreign currency forward contracts:			
Selling US$	**$ 112,901**	**$ 112,072**	**$ 829**
Buying US$	**3,362**	**3,250**	**(112)**
Interest rate swaps:			
Floating-rate receipt, fixed-rate payment	**3,785**	**(8)**	**(8)**
Floating-rate receipt and payment	**28,385**	**18**	**18**
Interest rate cap contracts:			
Buying	**15,139**		

The contract or notional principals of derivatives, which are shown in the above table, do not represent the amounts exchanged by the parties and do not measure SMI and its consolidated subsidiaries' exposure to credit or market risk.

Derivatives which qualify for hedge accounting for the year ended March 31, 2004 and 2003, are excluded from the disclosure of fair value information.

Note 17:

Related Party Transactions

SMI unified its silicon wafer and related business with Mitsubishi Materials Corporation on February 1, 2002 and Sumitomo Mitsubishi Silicon Corporation ("SUMCO") has succeeded both companies' silicon wafer businesses. SMI owns 50.0% of shares of SUMCO and a director of SUMCO concurrently serves both SMI and SUMCO.

The significant transactions with SUMCO for the year ended March 31, 2004 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	**2004**
Guarantees	**¥ 69,376**	¥ 83,707	**$ 656,412**

Sumikin Bussan Corporation coordinates the sales of SMI's products and the purchasing of SMI's raw materials. SMI owns 44.0% of the shares of Sumikin Bussan Corporation and two directors of Sumikin Bussan Corporation concurrently serve both SMI and Sumikin Bussan Corporation.

The significant transactions with Sumikin Bussan Corporation for the year ended March 31, 2004 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	2003	**2004**
Sale of steel and related products	**¥ 116,877**	¥ 120,786	**$1,105,849**
Purchase of raw material and steel products	**76,808**		**726,726**
Purchase of machinery	**23,246**		**219,943**
Trade accounts receivable	**29,565**	25,840	**279,730**
Trade accounts payable	**55,326**		**523,472**
Other current liabilities	**6,866**		**64,966**

Note 18:

Contingencies

Contingent liabilities at March 31, 2004, were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Notes receivable discounted	¥ 950	$ 8,987
Guarantees and items of a similar nature:		
Unconsolidated subsidiaries and associated companies	89,125	843,272
Other customers and suppliers	3,102	29,354

Note 19:

Segment Information

Information about industry segments and sales to foreign customers for the years ended March 31, 2004 and 2003, was as follows, (geographic segments information is not provided because more than 90% of sales are executed in Japan):

(a) Industry segments

	Millions of yen					
	2004					
	Steel	*Engineering*	*Electronics*	*Other*	*Corporate or eliminations*	*Consolidated*
Sales to customers	¥ 962,056	¥ 68,885	¥ 46,643	¥ 43,272		¥1,120,856
Intersegment sales	4,200	116		14,509	¥ (18,825)	
Total sales	966,256	69,001	46,643	57,781	(18,825)	1,120,856
Cost of sales and operating expenses	872,819	72,707	46,173	53,527	(17,412)	1,027,814
Operating profit (loss)	¥ 93,437	¥ (3,706)	¥ 470	¥ 4,254	¥ (1,413)	¥ 93,042
Assets	¥1,439,324	¥ 51,305	¥ 90,718	¥ 387,784	¥ 32,597	¥2,001,728
Depreciation	72,163	432	4,345	2,648		79,588
Capital expenditures	64,272	31	2,079	1,834		68,216

	Millions of yen					
	2003					
	Steel	Engineering	Electronics and information services	Other	Corporate or eliminations	Consolidated
Sales to customers	¥ 960,301	¥ 78,635	¥ 76,282	¥ 109,416		¥ 1,224,634
Intersegment sales	6,825	67	2,638	16,709	¥ (26,239)	
Total sales	967,126	78,702	78,920	126,125	(26,239)	1,224,634
Cost of sales and operating expenses	900,414	79,257	79,765	119,679	(24,309)	1,154,806
Operating profit (loss)	¥ 66,712	¥ (555)	¥ (845)	¥ 6,446	¥ (1,930)	¥ 69,828
Assets	¥ 1,445,616	¥ 49,306	¥ 111,485	¥ 385,252	¥ 130,712	¥ 2,122,371
Depreciation	81,329	560	5,701	5,400		92,990
Capital expenditures	47,589	102	1,554	3,087		52,332

	Thousands of U.S. dollars					
	2004					
	Steel	Engineering	Electronics	Other	Corporate or eliminations	Consolidated
Sales to customers	**$ 9,102,624**	**$ 651,765**	**$ 441,317**	**$ 409,420**		**$10,605,126**
Intersegment sales	**39,738**	**1,099**		**137,280**	**$ (178,117)**	
Total sales	**9,142,362**	**652,864**	**441,317**	**546,700**	**(178,117)**	**10,605,126**
Cost of sales and operating expenses	**8,258,296**	**687,931**	**436,874**	**506,448**	**(164,751)**	**9,724,798**
Operating profit (loss)	**$ 884,066**	**$ (35,067)**	**$ 4,443**	**$ 40,252**	**$ (13,366)**	**$ 880,328**
Assets	**$13,618,357**	**$ 485,426**	**$ 858,339**	**$ 3,669,067**	**$ 308,425**	**$18,939,614**
Depreciation	**682,779**	**4,082**	**41,117**	**25,057**		**753,035**
Capital expenditures	**608,120**	**292**	**19,671**	**17,353**		**645,436**

Note:The Steel segment consists of steel products.
The Engineering segment consists of construction engineering, plant engineering, regional development and other.
The Electronics segment consists of silicon wafers used for semiconductor, electronic materials and components, and other.
The Other segment consists of pottery and other.

Effective April 1, 2003, the Group changed a segment name of Electronics and information services to Electronics because its business changed according to the sale of Sumitomo Metal System Solutions Co., Ltd., principally.

The effect of the change in the accounting policies for revenue recognition for long-term construction contracts described in Note 2 (i) was to increase total sales of Engineering for the year ended March 31, 2004, by ¥5,216 million ($49,352 thousand), and to decrease operating loss of it, by ¥338 million ($3,198 thousand), respectively, from such segments in the prior year.

(b) Sales to foreign customers

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Asia	**¥ 223,634**	¥ 215,999	**$2,115,940**
Other	**98,516**	106,835	**932,121**
	¥ 322,150	¥ 322,824	**$3,048,061**

Note 20: Subsequent Event

Appropriation of Retained Earnings

The following appropriation of retained earnings at March 31, 2004 was approved at SMI's shareholders meeting held on June 29, 2004:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends, ¥1.50 ($0.01) per share	¥ 7,206	$ 68,184

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sumitomo Metal Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Sumitomo Metal Industries, Ltd. ("SMI") and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of SMI's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMI and consolidated subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2004

Member of
Deloitte Touche Tohmatsu

Principal Subsidiaries and Associated Companies

(As of March 31, 2004)

Name
Issued Capital/Percentage of Equity Owned (Figures in parentheses represent the proportion of indirect investment. However, figures less than 0.5% are not shown.)
Lines of Business

Steel

Kashima Kyodo Electric Power Company
¥22,000 million/50%
Supplying of electricity

Daiichi Chuo Kisen Kaisha
¥13,258 million/20%
Marine transportation, shipping agency

Sumitomo Metal Steel Products, Inc.
¥7,496 million/98%
Production and sales of a wide range of steel products primarily used in construction applications

Chuo Denki Kogyo Co., Ltd.
¥3,630 million/29%
Production and sales of ferroalloys, electrolytic manganese metal

Sumikin Weld Pipe Co., Ltd.
¥3,097 million/98%
Production and sales of large welded pipes

Sumikin Steel & Shapes, Inc.
¥3,000 million/100%
Production and sales of H-shapes

Sumimetal Mining Co., Ltd.
¥2,000 million/70%
Production and sales of limestone

Sumitomo Metal Logistics Service Co., Ltd.
¥1,515 million/92% (20%)
Marine and land transportation and warehousing

Ring Techs Co., Ltd.
¥500 million/100%
Production and sales of wheels for automobiles

Sumitomo Pipe & Tube Co., Ltd.
¥4,801 million/57%
Production and sales of conduit tubes, welded pipes, and mechanical tubes and pipes

Sumikin Stainless Steel Tube Co., Ltd.
¥916 million/80% (5%)
Production and sales of stainless steel tubes

Sumikin Kansai Industries, Ltd.
¥310 million/100%
Design, improvement, assembly, and maintenance of machinery and facilities

Sumitomo Metals (Kokura), Ltd.
¥27,000 million/100%
Production and sales of steel bars and wire rods

Sumikin Precision Forge, Inc.
¥480 million/100% (100%)
Production and sales of cold-forged products

Sumitomo Metals (Naoetsu), Ltd.
¥5,500 million/100%
Production and sales of stainless precision rolling products, stainless shaped steel

Thai Sumilox Co., Ltd. [Thailand]
75 (million bahts)/41%
Service center specializing in electromagnetic steel plates

National Pipe Co., Ltd. (NPC)
[Saudi Arabia]
200 (million SRls)/33%
Production and sales of large welded pipes

Seymour Tubing, Inc. [U.S.A.]
US$10 million/80% (80%)
Production and sales of cold-drawn tubes and welded tubes for automobiles

Thai Steel Pipe Industry Co., Ltd. (TSP)
[Thailand]
366 (million bahts)/50%
Production and sales of steel pipe for mechanical structures

Vietnam Steel Products, Ltd. (VSP)
US$4 million/60% (60%)
Production and sales of steel pipe for mechanical structures

Western Tube & Conduit Corporation (WTC)
[U.S.A.]
US$17 million/97% (97%)
Production and sales of steel conduit tubes and mechanical tubes

International Crankshaft Inc. (ICI) [U.S.A.]
US$22 thousand/80% (80%)
Production and sale of small-size forged crankshafts

Indiana Precision Forge, L.L.C (IPF)
[U.S.A.]
US$7 million/83% (83%)
Production and sale of cold-forged products, primarily for automobile parts

Steel Processing (Thailand) Co., Ltd.
[Thailand]
329 (million bahts)/81% (81%)
Production and sale of steel wires for cold heading and cold forging

Engineering

Sumitomo Metal Plantec Co., Ltd.
¥300 million/100%
Engineering of pipelines and pipe structures

Electronics

Sumitomo Mitsubishi Silicon Corporation (SUMCO)
¥45,000 million/50%
Production and sales of silicon wafers

Sumitomo Metal (SMI) Electronics Devices, Inc.
¥10,091 million/100%
Production and sales of IC packages

Sumikin Ceramics & Quartz Co., Ltd.
¥485 million/98%
Production and sales of fine ceramics, machinable ceramics for semi-conductors and LCDs, thin-film transistor substrates for LCDs and other high-quality quartz products

SUMCO USA Corporation [U.S.A.]
US$314 million/50% (50%)
Holding company of SUMCO's US operations

SUMCO Phoenix Corporation [U.S.A.]
US$404 million/50% (50%)
Production of silicon wafers

SUMCO Southwest Corporation [U.S.A.]
US$222 million/50%
Production of silicon wafers

SUMCO Oregon Corporation [U.S.A.]
US$601 million/50% (50%)
Production of silicon wafers

SUMCO France S.A.S. [France]
6,520 (thousand euro)/50% (50%)
Processing of silicon wafers

Other

Sumitomo Precision Products Co., Ltd.
¥10,309 million/41%
Production and sales of aircraft components, heat exchangers, hydraulic controls, and environmental equipment

Kyoei Steel, Ltd.
¥10,273 million/35%
Production and sales of bars, shapes, and flat bars for reinforced concrete and general structures

Sumikin Bussan Corporation
¥8,077 million/43%
Trading

Sumitomo Titanium Corporation
¥6,583 million/37%
Production and sales of metallic titanium, titanium ingots, semiconductor-grade polycrystalline silicon, and silicon wafers for solar cells

Narumi China Corporation
¥540 million/100%
Production and sales of pottery

Sumitomo Metal Technology, Inc.
¥100 million/100%
General research and testing center specializing in materials analysis and evaluation

Sumitomo Metal USA Corp. [U.S.A.]
US$222 thousand/100%
Coordination and administration of Sumitomo Metals' U.S. operations

These Group companies listed here are categorized according to the industry segment classification referred to in the notes to consolidated financial statements.

Corporate Data

(As of March 31, 2004)

Head Offices, Works and Laboratories

Head Offices

- **Osaka**
  5-33, Kitahama 4-chome,
  Chuo-ku, Osaka 541-0041, Japan
  Tel: 81-6-6220-5111
  Fax: 81-6-6223-0305

- **Tokyo**
  8-11, Harumi 1-chome,
  Chuo-ku, Tokyo 104-6111, Japan
  Tel: 81-3-4416-6111

Works

Kashima Steel Works
Ibaraki, Japan

Wakayama Steel Works
Wakayama, Japan

Steel Tube Works,
Hyogo, Japan

Osaka Steel Works,
Osaka, Japan

Sumitomo Metals (Kokura), Ltd.
Fukuoka, Japan

Sumitomo Metals (Naoetsu), Ltd.
Niigata, Japan

Laboratories

Corporate Research &
Development Laboratories
Hyogo, Japan
Ibaraki, Japan

Overseas Affiliates

Sumitomo Metal USA Corp.

- **Chicago**
  8750 West Bryn Mawr Avenue, Suite 1000,
  Chicago, Illinois 60631, U.S.A.
  Tel: 1-773-714-8130
  Fax: 1-773-714-8183

- **Houston**
  820 Gessner, Suite 1670,
  Houston, Texas 77024, U.S.A.
  Tel: 1-713-654-7111
  Fax: 1-713-654-1261

Overseas Offices

Sumitomo Metal Industries, Ltd.

- **ASEAN (Bangkok)**
  Sindhorn Building Tower 2, 14th Floor,
  130-132 Wireless Road, Pathumwan,
  Bangkok 10330, Thailand
  Tel: 66-2-263-2967/2968/2969
  Fax: 66-2-263-2970

- **ASEAN (Singapore)**
  5 Shenton Way #25-07,
  UIC Building, Singapore 068808
  Tel: 65-6-220-9193
  Fax: 65-6-224-0386

- **Shanghai**
  Room 605, Shanghai Maxdo Centre,
  No8 Xing Yi Rd.
  Hong Qiao Development Zone,
  Shanghai 200336, China
  Tel: 86-21-5208-1698
  Fax: 86-21-5208-1378

Investor Information

Incorporated:	July 1949
Employees:	6,669 (as of March 31, 2004)
Fiscal Year:	April 1 – March 31
Stock Listings:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
American Depository Receipts	
Depository:	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Tel: 1-212-815-2293
Annual Shareholders' Meeting:	June
Shareholder Registration Date	
for the Year:	March 31
for the Interim Period:	September 30
Stocks:	1,000 per unit
Paid-in Capital:	¥262,072,369,221
Shares Authorized:	7,000,000,000 shares
Shares Issued:	4,805,974,238 shares
Transfer Agent and Registrar:	The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
For Further Information:	Public Relations & Investor Relations Department Sumitomo Metal Industries, Ltd. 8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan Tel: 81-3-4416-6103 Fax: 81-3-4416-6798 URL: http://www.sumitomometals.co.jp



Osaka Head Office



Tokyo Head Office

Sumitomo Metal Industries, Ltd.
http://www.sumitomometals.co.jp

Printed in Japan